Filed pursuant to Rule 424(b)(4)
                                       Registration Nos. 333-96025 and 333-34422

                                7,500,000 SHARES

                                  TANOX, INC.

                                  COMMON STOCK
                                $28.50 PER SHARE

--------------------------------------------------------------------------------

This is an initial public offering of common stock of Tanox, Inc.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "TNOX."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                        PER SHARE       TOTAL
                                        ---------    ------------
Price to the public..................    $ 28.50     $213,750,000
Underwriting discount................       1.99       14,925,000
Proceeds to Tanox....................      26.51      198,825,000

Tanox has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 1,125,000 additional shares from Tanox within 30 days following the date of this prospectus to cover over-allotments.
--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                ROBERTSON STEPHENS
                                   WARBURG DILLON READ LLC
                                                    ADAMS, HARKNESS & HILL, INC.
                                                                  KBC SECURITIES

                 The date of this prospectus is April 6, 2000.

                 (This page has been intentionally left blank)

                               TABLE OF CONTENTS

                                             PAGE
                                          -----------
Prospectus Summary......................           4
Risk Factors............................           8
Forward-Looking Statements..............          19
Use of Proceeds.........................          20
Dividend Policy.........................          20
Capitalization..........................          21
Dilution................................          22
Selected Consolidated Financial Data....          23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................          24
Business................................          29
Management..............................          47
Principal Stockholders..................          56
Certain Transactions....................          58
Description of Capital Stock............          59
Shares Eligible for Future Sale.........          62
Underwriting............................          64
Legal Matters...........................          66
Experts.................................          66
Where You Can Find More Information.....          66
Index to Consolidated Financial
  Statements............................         F-1

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  THE COMPANY

                                    OVERVIEW

Tanox identifies and develops therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of immunology, infectious diseases and cancer. Monoclonal antibodies are genetically engineered antibodies that target a specific foreign substance, or antigen. E25, our most advanced product in development, is an anti-immunoglobulin E, or anti-IgE, antibody. We are developing E25 in collaboration with Novartis Pharma AG and Genentech, Inc. E25 has successfully completed Phase III clinical trials in both allergic asthma and seasonal allergic rhinitis (hay fever). Based on the results of these trials, our collaboration partners intend to file for marketing approval in the United States and Europe in mid-2000. In addition, we are developing a number of monoclonal antibodies to treat other allergic diseases or conditions, such as severe allergic reactions to peanuts, autoimmune diseases, HIV and to restore the suppressed immune systems of chemotherapy patients.

                        MONOCLONAL ANTIBODY THERAPEUTICS

Monoclonal antibodies represent an exciting area of novel therapeutic development. Because of advances in antibody technologies, scientists are now able to develop antibody products that can be administered to patients on a chronic basis with reduced concern for adverse responses by the human immune system. Companies can also manufacture these antibody products more cost-effectively. As a result, a large number of monoclonal antibodies are now in clinical and preclinical development. According to an industry survey, 74 out of 350, or 21% of all, biotechnology medicines in clinical trials in 1998 were antibodies. The FDA has approved eight therapeutic antibodies, six of them in the last three years. In 1999, total sales of these products exceeded $1.3 billion.

                          OUR PRODUCTS IN DEVELOPMENT

E25. In 1987, we discovered a novel approach for treating allergies and asthma by using monoclonal antibodies to inhibit IgE. E25, a product based on this discovery, is a humanized (human-like) anti-IgE monoclonal antibody in development for allergic asthma and allergic rhinitis. We estimate that, in the United States, allergic asthma afflicts approximately 11 million people, and allergic rhinitis afflicts approximately 40 million people, of whom approximately 32 million are seasonal sufferers. A pivotal Phase III clinical trial and a pivotal Phase IIb clinical trial have demonstrated E25's ability to prevent or reduce symptoms of seasonal allergic rhinitis. Two Phase III clinical trials in allergic asthma have demonstrated E25's ability to reduce symptoms related to asthma. Clinicians who participated in the studies presented the results of those trials at the American Academy of Allergy Asthma and Immunology in March 2000. As mentioned above, Novartis and Genentech intend to file for marketing approval for both indications in the United States and Europe in mid-2000.

OTHER PRODUCT CANDIDATES. Using our comprehensive understanding of the human immune system, we are building a diverse pipeline of monoclonal antibody product candidates. In addition to E25, we have two other products in clinical development and we are evaluating several product candidates in preclinical and research studies.

  o HU-901 is a humanized anti-IgE monoclonal antibody similar to E25 that is in a Phase I/II trial to test its effectiveness in reducing severe allergic reactions to peanuts. According to a recently published survey, peanut or tree nut (e.g., walnut, almond and cashew) allergy affects about 3 million people in the United States. If our clinical trial indicates that Hu-901 reduces sensitivity to peanuts, we may also investigate its benefit to patients with other food allergies. Novartis and Genentech are currently disputing our right to independently develop this product.

  o 5D12 is an anti-CD40 monoclonal antibody that we are developing to treat autoimmune diseases. We are currently conducting a Phase I/II trial in patients with Crohn's disease. We expect the results of this trial to play an important role in determining clinical indications that we intend to pursue with this product. We have exclusive rights to 5D12 in Europe and Japan under a license from Chiron Corporation. We believe potential autoimmune disease indications, such as Crohn's disease, rheumatoid arthritis, multiple sclerosis and psoriasis, represent significant market opportunities in Europe and Japan.

  o 5A8 is an anti-CD4 antibody that is in preclinical development for treating HIV.

  o 166-32 is a complement factor D inhibiting antibody in research for treating acute inflammation.

  o 163-93 is an anti-G-CSF receptor activating antibody in research for treating neutropenia, or suppression of the immune system caused by depletion of white blood cells during chemotherapy.

                                  OUR STRATEGY

Our objective is to leverage our expertise in monoclonal antibodies and our understanding of the human immune system to advance our product pipeline and become a profitable biopharmaceutical company. We intend to accomplish this through the following strategic initiatives:

  o continuing to identify and develop novel monoclonal antibodies using our demonstrated expertise in immunology and monoclonal antibody technology;

  o maximizing the market opportunity for anti-IgE antibodies by exploring indications beyond allergic asthma and seasonal allergic rhinitis;

  o expanding our product pipeline through attractive acquisition and in-licensing opportunities;

  o forming strategic collaborations to complement our research and development resources and enhance the value of our product development programs; and

  o capturing additional value from our pipeline by retaining marketing rights for products that we can effectively sell using a small, targeted sales force.

                               OTHER INFORMATION

We were incorporated in Texas in March 1986 and we reincorporated in Delaware in January 2000. Our corporate headquarters, manufacturing facility and principal research laboratories are located at 10301 Stella Link, Houston, Texas 77025-5497 and our telephone number is 713-664-2288. Tanox and our logo are our registered service marks.

                                  THE OFFERING

Common stock offered.................  7,500,000 shares

Common stock to be outstanding after   41,473,123 shares
  the offering.......................

Use of proceeds......................  For research and development activities, for capital expenditures, to finance possible acquisitions and
                                       investments in technology, products or businesses and
                                       for working capital and other general corporate
                                       purposes.

Nasdaq National Market symbol........  TNOX

The share amounts in the table above are based on the number of shares outstanding at March 31, 2000 and excludes:

  o 2,586,993 shares of common stock issuable on exercise of outstanding options at a weighted average exercise price of $5.36 per share; and

  o 8,172,980 shares of common stock reserved for issuance pursuant to future grants under our stock option plans.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the underwriters' over-allotment option. On February 1, 2000, we effected a 1.6 for 1 stock split by paying a stock dividend. All common share numbers in this prospectus reflect the stock split.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)


                                            YEAR ENDED DECEMBER 31,
                                       ---------------------------------
                                         1997        1998        1999
                                       ---------  ----------  ----------

STATEMENT OF OPERATIONS DATA:

Revenues.............................  $   8,939  $    2,422  $    1,405

Research and development.............      6,926      11,933      17,163

General and administrative...........      2,230       3,431       8,582
                                       ---------  ----------  ----------

Total operating costs and expenses...      9,156      15,364      25,745
                                       ---------  ----------  ----------

Income (loss) from operations........       (217)    (12,942)    (24,340)

Other income, net....................      1,045       1,240       1,028
                                       ---------  ----------  ----------

Income (loss) before income taxes....        828     (11,702)    (23,312)

(Provision) benefit of income
  taxes..............................       (198)      1,533         (34)
                                       ---------  ----------  ----------

Net income (loss)....................  $     630  $  (10,169) $  (23,346)
                                       =========  ==========  ==========

Earnings (loss) per share:

     Basic...........................  $    0.02  $    (0.35) $    (0.75)
                                       =========  ==========  ==========

     Diluted.........................  $    0.02  $    (0.35) $    (0.75)
                                       =========  ==========  ==========

Shares used in computing earnings
  (loss) per share:

     Basic...........................     27,909      29,105      31,113

     Diluted.........................     31,190      29,105      31,113


                                           DECEMBER 31, 1999
                                       --------------------------
                                        ACTUAL      AS ADJUSTED
                                       ---------   --------------

BALANCE SHEET DATA:

Cash, cash equivalents and short-term
  investments........................  $  47,254      $244,879

Working capital......................     42,718       240,343

Total assets.........................     55,328       252,953

Long term debt.......................     10,000        10,000

Retained earnings (deficit)..........    (30,461)      (30,461)

Total stockholders' equity...........     40,007       237,632


The as adjusted balance sheet data in the table above reflects the sale of 7,500,000 shares of common stock in this offering at the initial public offering price of $28.50 per share, after deducting underwriters' discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

WE HAVE A HISTORY OF NET LOSSES; WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

We have incurred net losses since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $30.5 million, including a net loss of approximately $23.3 million for the year ended December 31, 1999. Our losses have primarily been the result of costs incurred in our research and development programs and from our general and administrative costs.

We have not earned any revenues from commercial sales of any of our therapeutic products, and we do not expect sales to commence until at least 2001, if at all. We have funded our operations principally from licensing fees and milestone payments under our current or former collaborations and private placements of our common stock. We expect to continue to incur substantial operating losses for the foreseeable future, particularly as we increase our research and development, manufacturing, clinical trial and administrative activities. We expect that losses will continue until such time, if ever, that we are able to generate sufficient revenue from milestone payments and royalties on our lead product candidate, E25, to cover our expenses.

Our ability to achieve and maintain long term profitability depends to a significant extent on obtaining regulatory approval for and successfully commercializing E25, and also on successfully completing preclinical and clinical trials, obtaining required regulatory approvals and successfully developing, manufacturing and marketing our other current and future product candidates. We cannot assure you that we will be able to achieve any of the foregoing or that we will be profitable even if we successfully commercialize our products.

IF WE DO NOT RECEIVE REGULATORY APPROVALS FOR E25, WE WOULD BE SIGNIFICANTLY HARMED AND OUR STOCK PRICE WOULD DROP SHARPLY.

E25 is our lead product candidate. Our success will depend, to a great degree, on the success of E25. In order to successfully commercialize E25, our collaborators, Novartis and Genentech, must be able to, among other things, obtain regulatory approvals for E25.

Neither the U.S. Food and Drug Administration, or FDA, nor any European regulatory agency, has approved E25. Novartis and Genentech intend to file a biologics license application, or BLA, for E25 in the United States and apply for registration of E25 in Europe by mid-2000. We cannot assure you that the FDA or other regulatory authorities will accept these filings, that E25 will be approved in a timely manner or that it will be approved at all.

If our collaborators fail to successfully obtain regulatory approvals for E25, our business, financial condition and results of operations will be materially harmed. Moreover, since E25 is our most advanced product candidate, a setback of this nature would cause a sharp drop in our stock price. Failure of our E25 program could also reflect adversely on our Hu-901 program, which is also based on anti-IgE technology.

FAILURE TO RECEIVE MARKET ACCEPTANCE FOR AND SUCCESSFULLY COMMERCIALIZE E25 WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON US.

Even if the FDA approves E25, we cannot be certain that physicians, patients, insurers or other third-party payors will accept E25 as a treatment for its approved indications in the United States or in any foreign markets. A number of factors may affect the rate and level of E25's market acceptance including:

  o   regulatory developments related to manufacturing or using E25;

  o   E25's price relative to other products or competing treatments;

  o the effectiveness of Novartis' and Genentech's sales and marketing efforts;

  o the perception by physicians and other members of the healthcare community of E25's safety, efficacy and benefits compared to those of competing products or therapies;

  o   the willingness of physicians to adopt a new allergy treatment regimen;

  o   the availability of third-party reimbursement; and

  o   unfavorable publicity concerning E25 or comparable products or therapies.

If E25 is not accepted as a safe and effective drug and we are unable to successfully commercialize it, our business, financial condition and results of operations will be materially harmed.

FAILURE BY NOVARTIS OR GENENTECH TO DEVELOP, OBTAIN REGULATORY APPROVAL FOR, MANUFACTURE, MARKET OR DISTRIBUTE E25 OR OTHER ANTI-IGE PRODUCTS MAY DELAY OR SIGNIFICANTLY IMPAIR OUR ABILITY TO GENERATE REVENUES.

Under the terms of our collaboration agreements, Novartis and Genentech are responsible for developing, obtaining regulatory approval for, manufacturing, marketing and distributing E25 and other anti-IgE products that the collaboration may select for development. We expect for the extended future that Novartis and Genentech will manufacture, market and distribute E25 and other selected anti-IgE products, if the FDA approves any of these products. We also rely on Novartis and Genentech for significant financial and technical contributions to develop products covered by our collaboration agreements. Our ability to profit from these products depends on Novartis' and Genentech's performance under their agreements with us. We cannot control the amount and timing of resources Novartis and Genentech will devote to any of our products. If Novartis or Genentech experiences manufacturing or distribution difficulties, does not actively market E25 or other selected anti-IgE products or does not otherwise perform under our collaboration agreements, our potential for revenue from those products will be dramatically reduced. Novartis and Genentech may terminate our collaboration agreements on short notice. If Novartis or Genentech terminates our collaboration, we would experience increased capital requirements to undertake development and marketing at our expense, and we cannot assure you that we would be able to develop E25 or our other anti-IgE products on our own.

FAILURE BY OUR FUTURE COLLABORATION PARTNERS TO DEVELOP, MANUFACTURE, MARKET OR DISTRIBUTE OUR OTHER PRODUCTS MAY DELAY OR SIGNIFICANTLY IMPAIR OUR ABILITY TO GENERATE REVENUES OR OTHERWISE MATERIALLY HARM OUR PROFITABILITY.

We will rely on other collaboration partners to develop, manufacture, commercialize, market and distribute our other products. Many of our competitors are similarly seeking to develop or expand their collaboration and license arrangements with pharmaceutical companies. The success of these efforts by our competitors could have an adverse impact on our ability to form future collaboration arrangements. We cannot assure you that we will be able to negotiate acceptable collaboration agreements in the future or that efforts under any collaboration agreements will succeed. To the extent that we choose not to or are unable to enter into future collaboration agreements, we would experience increased capital requirements to undertake research, development and marketing at our own expense. In addition, we may encounter significant delays in introducing our product candidates or find that the absence of these collaboration agreements adversely affects our ability to develop, manufacture or sell our product candidates.

Our reliance on collaboration partners poses the following additional risks:

  o disputes with our partners may arise, delaying or terminating our product candidates' research, development or commercialization or resulting in significant litigation or arbitration;

  o contracts with our partners may fail to provide significant protection or may become unenforceable if one of these partners fails to perform;

  o our partners may not commit enough capital or other resources to successfully develop our products;

  o our partners may not continue to develop and commercialize products resulting from our collaborations; and

  o our partners with marketing and distribution rights to one or more of our products may not commit enough resources to marketing and distributing our products.

If any of these risks occur, our product development and productivity may suffer, and our business, financial condition and results of operations would be materially harmed.

WE ARE INVOLVED IN LITIGATION AND ARBITRATION PROCEEDINGS WITH NOVARTIS AND GENENTECH THAT MAY BE VERY COSTLY TO US AND COULD CAUSE US TO LOSE OUR RIGHTS TO INDEPENDENTLY DEVELOP PRODUCTS.

We are a party to arbitrations and a related federal district court lawsuit with our collaboration partners Novartis and Genentech, relating to our rights to develop Hu-901 and other anti-IgE antibodies independently of our collaboration with Novartis and Genentech. Novartis and Genentech are disputing our right to pursue development of Hu-901 independently and are claiming that we are using their unspecified confidential and proprietary information that we have no right to use.

If we do not succeed in these proceedings, we could incur substantial damages that would harm our financial position and we could lose our rights to independently develop products covered by the collaboration, including Hu-901. Even if we succeed, we may not be able to secure any recovery or develop anti-IgE products independently of the collaboration. In either case, we expect these proceedings to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that disclosure might compromise some of our confidential information.

NONE OF OUR PRODUCTS HAVE RECEIVED REGULATORY APPROVAL. IF WE DO NOT RECEIVE AND MAINTAIN REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET OUR PRODUCTS.

Neither the FDA, nor any regulatory authority, has approved any of our products, including E25. We must receive FDA approval to manufacture and market our products in the United States. Other countries have similar requirements.

The process that pharmaceutical products must undergo to receive this approval is extensive, and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with good manufacturing practices. This process can last many years, be very costly and still be unsuccessful. The FDA can delay, limit or not grant approval for many reasons, including:

  o   a product candidate may not be safe or effective;

  o FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret it;

  o the FDA might not approve our manufacturing processes or facilities or the processes or facilities of our collaboration partners;

  o   the FDA may change its approval policies or adopt new regulations; and

  o the FDA may approve a product candidate for fewer than all the indications requested.

The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons. Any delay in or failure to receive approval for any of our products could materially harm our business, financial condition and results of operations.

Our products other than E25 require significant additional laboratory development and/or clinical trials prior to commercialization. We may not successfully develop products in research and development and our products may not meet applicable regulatory standards or obtain required regulatory approvals.

Approval of a product candidate could also depend on post-marketing studies. In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. Delays in receiving or failing to receive regulatory approvals, or losing previously received approvals, would delay or prevent product commercialization, which would adversely affect our business, financial condition and results of operations.

WE ARE INVOLVED IN LEGAL PROCEEDINGS WITH OUR FORMER ATTORNEYS THAT MAY BE VERY COSTLY TO US.

We have been involved in an arbitration regarding a fee dispute with our former attorneys who represented us in our 1993 lawsuit against Genentech and F. Hoffman-La Roche, Ltd. and its affiliates, and a 1994 lawsuit filed against us by Genentech. The arbitration panel issued an award which entitled those attorneys to receive approximately $3.5 million, including interest, payments ranging from 33 1/3% to 40% of any future milestone payments received by us from Genentech following product approval and 10% of the royalties that we receive on sales of anti-IgE products. We sought a court order vacating the arbitration award. However, a judgment was entered confirming the award. We intend to pursue all available remedies, including appealing the decision.

We may not be successful in this proceeding. If this proceeding continues to result in decisions unfavorable to us, we could lose substantial value from our collaboration with Novartis and Genentech which could negatively affect our stock price and harm our business, financial condition and results of operations. Whether or not we are successful in this proceeding, we expect it to consume substantial amounts of our financial and managerial resources.

OUR PRECLINICAL AND CLINICAL TESTING RESULTS ARE UNCERTAIN. IF TRIAL RESULTS ARE NEGATIVE, WE MAY BE FORCED TO STOP DEVELOPING PRODUCTS IMPORTANT TO OUR FUTURE.

We must demonstrate through preclinical studies and clinical trials that our products are safe and effective for use in each target indication before we can obtain regulatory approvals to sell our products commercially. These studies and trials may be very costly and time consuming. The results of preclinical studies and initial clinical trials of our products do not necessarily predict the results from later-stage clinical trials. Drugs in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We cannot assure you that the data collected from clinical trials of our products will be sufficient to support FDA or other regulatory approval.

The speed with which we are able to enroll patients in clinical trials is an important factor in determining how quickly we may complete clinical trials. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the study. We may target our clinical trial protocols at indications that have small patient populations, which may make it difficult for us to enroll enough patients to complete the trials. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could slow down our product development and approval process, and could materially harm our business.

Administering any product we develop to humans may produce undesirable side effects. These side effects could interrupt or delay clinical trials of products and could result in the FDA or other regulatory authorities denying approval of our products for any or all targeted indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. We cannot assure you that any of our products will be safe for human use.

WE HAVE LIMITED EXPERIENCE AND CAPABILITY IN MANUFACTURING AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS THAT COULD RESULT IN LOST REVENUE.

To commercialize our products successfully, we and our collaboration partners must manufacture our products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. If the manufacturing facilities used to produce our products cannot pass a pre-approval or periodic plant inspection, the FDA may not approve our products or it may delay or bar their sale. Although we expect Novartis and Genentech to manufacture E25 and other anti-IgE products that our collaboration develops, if the FDA and other regulatory authorities approve these products, we have reserved the right to manufacture up to 50% of the worldwide requirements for these products. We currently have a process development and manufacturing facility for biological products located in Houston, Texas. However, we have no experience in manufacturing commercial quantities of antibodies and currently have limited manufacturing capacity. In order to obtain regulatory approvals and to create capacity to produce our products in sufficient quantities for commercial sale at an acceptable cost, we will have to develop or acquire additional technology for large scale manufacturing and build or otherwise obtain access to adequate facilities, which will require substantial additional funds. We will also be required to demonstrate to the FDA and corresponding foreign authorities our ability to manufacture our products using controlled, reproducible processes. We cannot assure you that we can develop the necessary manufacturing technology or that we will be able to fund or build an adequate commercial manufacturing facility necessary to obtain regulatory approvals and to produce adequate commercial supplies of our potential products on a timely basis. We cannot assure you that we, operating alone or with the assistance of others, will be able to successfully make the transition to commercial production.

WE LACK SALES AND MARKETING EXPERIENCE, WHICH MAKES US DEPEND ON THIRD PARTIES FOR THEIR EXPERTISE IN THIS AREA.

If we receive the required regulatory approvals, we expect to market and sell our products principally through distribution, co-marketing, co-promotion or licensing arrangements with third parties. Under our current collaboration agreement, Novartis and Genentech have exclusive marketing rights to E25 and other selected anti-IgE products. However, commercialization rights may revert back to us if either we or our collaborators terminate our relationship. We currently have no sales, marketing or distribution capabilities. Any revenues we receive from our E25 collaboration will depend primarily on the efforts of our collaboration partners. We intend to retain marketing rights in the United States and selected Asian countries for products that we can develop and sell effectively with a small, targeted sales force. If we elect to market products directly, we would require significant additional expenditures and management resources to develop an internal sales force. We cannot assure you that we would be able to establish a successful sales force should we choose to do so.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE THAT COULD RESULT IN PRODUCTS THAT ARE SUPERIOR TO THE PRODUCTS WE ARE DEVELOPING.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our technologies and products obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, production and marketing capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. If we succeed in achieving significant commercial sales of our products, we also will be competing in manufacturing efficiency and marketing capability, areas in which we have limited or no experience. Furthermore, our competitors may obtain FDA approval for products sooner and be more successful in manufacturing and marketing their products than are we or our collaborators.

Products currently exist in the market that will compete directly with the products that we seek to develop. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Significant factors in determining whether we will be able to compete successfully include:

  o   efficacy and safety of our products;

  o   timing and scope of regulatory approval;

  o   product availability;

  o   potential advantages over alternative treatment methods;

  o development, marketing, distribution and manufacturing capabilities and support of our collaborators;

  o   reimbursement coverage from insurance companies and others;

  o   price and cost-effectiveness of our products; and

  o   patent protection.

If our products are not competitive based on these or other factors, our business, financial condition and results of operations will be materially harmed.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS. THE VALIDITY, ENFORCEABILITY AND COMMERCIAL VALUE OF THESE RIGHTS ARE HIGHLY UNCERTAIN.

Our success depends in part on obtaining, maintaining and enforcing patents, licensing the rights to patents and patent applications owned by others, maintaining trade secrets and operating without infringing on the proprietary rights of third parties. While we file and prosecute patent applications to protect our inventions, our pending patent applications may not result in the issuance of valid patents and our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related technology. We cannot assure you that pending patent applications licensed to us will result in patents being issued or that, if issued, the patents will give us an advantage over competitors with similar technology.

We own and have licenses to certain issued patents. The patents we own that are most material to our business are five U.S. patents and six foreign patents relating to anti-IgE antibodies. However, the patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed or the degree of protection afforded under such patents. Issued patents can be challenged in litigation in the courts and in proceedings in the patent and trademark office in the United States and in courts and patent offices in foreign countries. Issuance of a patent is not conclusive as to its validity, enforceability or the scope of its claim. We cannot assure you that our patents will not be successfully challenged as to enforceability, invalidated or limited in the scope of their coverage. Moreover, litigation to uphold the validity of patents and to prevent infringement can be very costly and can result in diverting technical and management personnel's time and attention, which may materially harm our business, financial condition and results of operations. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without paying us. Moreover, we cannot assure you that our patents will not be infringed or successfully avoided through design innovation. Any of these events may materially and adversely effect our business.

There may be patent rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products conflict with patent rights of others, the owners of those patent rights could bring legal actions against us claiming damages and seeking to stop us from manufacturing and marketing the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot assure you that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all. Any of these events may materially harm our business, financial condition and results of operations.

Researching, developing and commercializing a biopharmaceutical product often involves alternative development and optimization routes that are presented at various stages in the development process. We cannot predict the preferred routes at the outset of a research and development program, because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that, to pursue the preferred development route of one or more of our products, we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

We are aware that other groups have claimed discoveries similar to those covered by our patent applications. In addition, other companies, some of which may be our competitors, have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes used in, necessary to, competitive with or otherwise related to our patents and products. These products and processes include, among other items, patents covering technology relating to humanized monoclonal antibodies that we anticipate developing. Protein Design Labs, Inc. owns certain patents and patent applications relating to such humanized antibodies. We have recently taken a non-exclusive license to these patents and patent applications for one of our products. We do not know if we can obtain licenses from Protein Design Labs for our other antibody products.

We must make substantial cash payments and achieve certain milestones and satisfy certain conditions, including filing investigational new drug applications, obtaining product approvals and introducing products, to maintain our rights under certain of our licenses, including our licenses from Chiron and Biogen, Inc. We cannot assure you that we will be able to maintain our rights under these licenses. If any of these licenses terminate, we may be unable to commercialize any related product.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. We cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. We cannot assure you, however, that these agreements will provide effective protection if an unauthorized use or disclosure of this confidential information occurs.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH, WHICH COULD MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

If our product development efforts and the product development efforts of our collaborators succeed, our growth could strain our operations, product development and other managerial and operating resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees, including management. In the future, our financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

  o   manage our research and development efforts effectively;

  o expand the capacity, scalability and performance of our product development infrastructure;

  o develop our administrative, accounting and management information systems and controls;

  o improve coordination among our research, accounting, finance, marketing and operations personnel; and

  o   hire and train additional qualified personnel.

We cannot assure you that we will be able to accomplish these tasks, and our failure to accomplish any of these tasks could materially harm our business, financial condition and results of operations.

FAILURE TO ATTRACT AND RETAIN KEY PERSONNEL AND PRINCIPAL MEMBERS OF OUR SCIENTIFIC AND MANAGEMENT STAFF COULD MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our success depends greatly on our abilities to attract and retain qualified scientific and technical personnel, as well as to retain the services of our existing technical management staff. To expand our research and development programs and pursue our product development plans, we will be required to hire additional qualified scientific and technical personnel, as well as personnel with expertise in clinical testing and government regulation. There is intense competition for qualified staff, and we cannot assure you that we will be able to attract and retain the necessary qualified staff to develop our business. The failure to attract and retain key scientific and technical personnel and management staff or the loss of any of our current management team could materially harm our business and financial condition. We do not maintain, and do not currently intend to obtain, key employee global life insurance on any of our personnel.

WE MAY NEED ADDITIONAL FINANCING, BUT OUR ACCESS TO CAPITAL FUNDING IS
UNCERTAIN.

Our current and anticipated development projects require substantial additional capital. We expect that the net proceeds from this offering, together with our existing assets and revenue from operations, will sufficiently fund our operations for the next three years. However, our future capital needs will depend on many factors, including successfully commercializing E25, receiving milestone payments from our collaboration partners, and making progress in our research and development activities. Our success may also depend on the magnitude and scope of these activities, the progress and level of unreimbursed costs associated with preclinical studies and clinical trials, the costs associated with acquisitions, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements, and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

  o delay, reduce the scope of or eliminate one or more of our development programs;

  o obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

  o license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

WE ARE SUBJECT TO THE UNCERTAINTY RELATED TO REIMBURSEMENT POLICIES AND HEALTHCARE REFORM MEASURES.

In recent years, there have been numerous proposals to change the healthcare system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject pharmaceutical product pricing to government control. In addition, as a result of the trend towards managed healthcare in the United States, as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. If we or any of our collaborators succeed in bringing one or more of our products to market, we cannot assure you that third-party payors will establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development. Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could materially reduce our profitability. Such changes could also significantly harm our ability to raise the capital we would need to continue our operations. Furthermore, if these proposals affect our collaborators, the proposals may harm our ability to commercialize the products we develop jointly with them.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS, AND IT IS UNCERTAIN THAT WE CAN OBTAIN INSURANCE AGAINST THESE CLAIMS AT A REASONABLE RATE IN THE FUTURE.

Our business exposes us to potential product liability risks, which are inherent in testing, manufacturing, marketing and selling pharmaceutical products. We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. We cannot assure you that we will be able to avoid product liability exposure. Product liability insurance for the biopharmaceutical industry is generally expensive, if available at all. We have obtained product liability insurance coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million aggregate limitation. However, we cannot assure you that our present insurance coverage is now or will continue to be adequate. In addition, some of our license and collaboration agreements require us to obtain product liability insurance. Future license and collaboration agreements may also include such a requirement. We cannot assure you that we can obtain adequate insurance coverage at a reasonable cost in the future. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit us or our collaborators from commercializing our products. If we are sued for any injury caused by our products, our liability could exceed our total assets.

WE DEAL WITH HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

Our research and development work and manufacturing processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing how we use, manufacture, store, handle and dispose of these materials. Although we believe that we comply in all material respects with applicable environmental laws and regulations, we cannot assure you that we will not incur significant costs to comply with environmental laws and regulations in the future. In addition, current or future environmental laws and regulations may impair our research, development or production efforts.

WE COULD BE LIABLE FOR DAMAGES, PENALTIES OR OTHER FORMS OF CENSURE IF WE ARE INVOLVED IN A HAZARDOUS WASTE SPILL OR OTHER ACCIDENT.

Despite precautionary procedures that we implement for handling and disposing of hazardous materials, we cannot eliminate the risk of accidental contamination or discharge or any resultant injury from these materials. If a hazardous waste spill or other accident occurs, we could be liable for damages, penalties or other forms of censure. In addition, we may be sued for injury or contamination that results from our use or the use by third parties of these materials, and our liability could exceed our total assets.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND WILL CONTINUE TO CONTROL OUR COMPANY AND THE OUTCOME OF MATTERS PUT TO A VOTE OF STOCKHOLDERS AFTER THIS OFFERING.

Immediately after we complete this offering, our executive officers and directors and their affiliates will, in the aggregate, own shares representing approximately 36% of our outstanding common stock. As a result, these stockholders, acting together, will significantly influence our general management and affairs, and all matters submitted to our stockholders for approval, including electing directors and approving changes in control. Such control could discourage others from initiating potential merger, takeover or other change of control transactions, and may adversely affect the market price of our common stock. For a more detailed description of our management team and their ownership of common stock, please refer to "Management" on page 47.

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN CERTAIN PROVISIONS THAT COULD DELAY OR PREVENT A TAKEOVER AND SUPPRESS OUR STOCK PRICE.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock.

These provisions include:

  o the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  o   a staggered board of directors;

  o   a limitation on who may call special meetings of stockholders; and

  o advance notice requirements for nomination for election to the board of directors or for proposing matters that stockholders may act on at stockholder meetings.

In addition to these provisions, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. We may also adopt a shareholder rights plan or "poison pill" after this offering. All of this may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

YOU MAY NOT BE ABLE TO TRADE OUR COMMON STOCK IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to an active trading market in our common stock or how liquid that market might become. We have determined the initial public offering price for our shares by negotiating with representatives of the underwriters. This price may not indicate prices that will prevail in any future trading market. You may not be able to sell shares of our common stock at or above our initial public offering price.

MARKET VOLATILITY MAY AFFECT OUR STOCK PRICE AND THE VALUE OF YOUR INVESTMENT MAY BE SUBJECT TO SUDDEN DECREASES.

The trading price for our common stock is likely to be volatile. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and our financial prospects, results of the governmental approval process for our products, results of clinical trials, changes in government regulations, developments in our relationships with our collaboration partners, developments in our litigation, announcements of new products, technologies or treatments by us or our competitors and general economic, industry and market conditions. In addition, the stock markets from time to time have experienced extreme price and volume fluctuations. In particular, the market prices of the securities of biotechnology companies have been especially volatile, and often these fluctuations do not relate to operating performance. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, security holders have instituted class action litigation. If the market value of our stock experiences adverse fluctuations and we become involved in this type of litigation, we could incur substantial legal costs and management's attention could be diverted, which could materially harm our business or the market price of our common stock.

SALES OF COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

Sales of significant amounts of our common stock after this offering or the perception that such sales will occur could adversely affect the market price of our common stock or our future ability to raise capital by selling equity securities. After this offering is completed, 41,473,123 shares of our common stock will be issued and outstanding. All of the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act. The 33,973,123 remaining shares of outstanding common stock will be "restricted securities" under the Securities Act, subject to restrictions on the timing, manner and volume of sales of those shares.

Our officers and directors and stockholders who together own 32,338,553 shares of common stock have agreed for a period of 180 days after the date of this prospectus not to sell or otherwise dispose of any shares of our common stock, other than shares acquired in this offering. When the lock-up period expires, the shares owned by these persons prior to completion of this offering may be sold into the public market without a registration statement, to the extent permitted by Rule 144 or exemptions under the Securities Act. Moreover, following this offering, a substantial number of shares of common stock issuable on exercise of outstanding options will be eligible for sale in the public market.

For a more detailed description of additional shares that may be sold in the future, please refer to "Shares Eligible for Future Sale" on page 62 and "Underwriting" on page 64.

AS A NEW INVESTOR, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.

The public offering price for our shares is substantially higher than our net tangible book value per share, which at December 31, 1999, was $1.20 per share. If you purchase shares of our common stock in this offering, you will suffer immediate, substantial net tangible book value dilution of $22.68 per share, or $22.13 per share, if the underwriters exercise their over-allotment option in full. You will also incur additional dilution if the holders of outstanding options to purchase common stock at prices below our net tangible book value per share after this offering exercise their options. For a more detailed discussion of dilution, please refer to "Dilution" on page 22.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO ALLOCATE THE NET PROCEEDS OF THIS OFFERING AND MAY NOT USE THE PROCEEDS APPROPRIATELY.

Our management will have broad discretion over how we use the proceeds of this offering. Our net proceeds from this offering will be approximately $197.6 million, after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use these proceeds to substantially increase clinical development of our products, expand our research and development infrastructure and research facilities in the United States, The Netherlands and Taiwan, acquire or in-license additional technologies and products and market our products. We have no specific allocations for any other net proceeds of this offering. The amount of proceeds we will actually expend on general corporate purposes will vary depending on a number of factors, including successfully commercializing E25. Our progress in and scope of our research and development activities, changes in or termination of existing collaboration and licensing arrangements, costs and magnitude of product or technology acquisitions and our need for manufacturing capacity. Consequently, management will retain a significant amount of discretion in spending these proceeds. Because of the number and variability of factors that will determine the use of these proceeds, how we spend these proceeds may vary substantially from our current intentions.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements. You can find these statements under "Prospectus Summary," "Risk Factors,"
"Use of Proceeds," "Management's Discussion and Analysis of Financial
Condition and Results of Operations," "Business" and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as "may," "will," "should," "could," "expect," "plan," "anticipate,"
"believe," "estimate," "predict," "potential" or "continue" or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

  o   the ability to develop safe and efficacious drugs;

  o   failure to achieve positive results in clinical trials;

  o   failure to successfully commercialize our products;

  o   relationships with our collaboration partners;

  o   variability of royalty, license and other revenues;

  o   ability to enter into future collaboration agreements;

  o   competition and technological change; and

  o   existing and future regulations affecting our business.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

Our net proceeds from the sale of the shares of common stock in this offering will be approximately $197,625,000. If the underwriters fully exercise their over-allotment option, our net proceeds from the offering will be $227,448,750. "Net Proceeds" are what we expect to receive after paying the underwriters' discounts and commissions and other expenses of the offering based on the initial public offering price of $28.50 per share.

We intend to use the net proceeds of this offering primarily for research and development, capital expenditures and general corporate purposes, including working capital. We may use a portion of the proceeds to acquire or invest in technologies, products or businesses that we believe may complement our business. We currently have no agreements or commitments in this regard. The amount of proceeds we will actually spend on general corporate purposes will vary depending on a number of factors, including:

  o   successfully commercializing E25;

  o   our progress in and the scope of our research and development activities;

  o changes in or termination of existing collaboration and licensing arrangements;

  o   costs and magnitude of product or technology acquisitions; and

  o   our need for manufacturing capacity.

Our management will have broad discretion over how we use the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance our business growth and development. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table shows:

  o   our actual capitalization on December 31, 1999; and

  o our as adjusted capitalization on December 31, 1999, assuming the completion of the offering as adjusted for the sale of 7,500,000 shares of common stock by us at the initial public offering price of $28.50 per share, net of underwriters' discounts and commissions and estimated offering expenses.


                                           DECEMBER 31, 1999
                                        ------------------------
                                         ACTUAL     AS ADJUSTED
                                        --------    ------------
                                             (IN THOUSANDS)
Long term debt.......................   $ 10,000      $ 10,000
                                        --------    ------------
Stockholders' equity:
  Preferred stock, $.01 par value;
     10,000,000 shares authorized, no
     shares issued and outstanding;
     no shares issued or outstanding,
     as adjusted.....................      --           --
  Common stock, $.01 par value;
     120,000,000 shares authorized;
     33,324,402 shares issued and
     outstanding, actual; 40,824,402
     shares issued and outstanding,
     as adjusted.....................        333           408
  Additional paid-in capital.........     71,701       269,251
  Deferred compensation..............       (651)         (651)
  Loans receivable from employees....     (1,086)       (1,086)
  Other comprehensive income,
     cumulative translation
     adjustment......................        171           171
  Retained earnings (deficit)........    (30,461)      (30,461)
                                        --------    ------------
     Total stockholders' equity......     40,007       237,632
                                        --------    ------------
       Total capitalization..........   $ 50,007      $247,632
                                        ========    ============

The shares of common stock outstanding in the actual and as adjusted columns exclude 3,183,920 shares of common stock issuable upon exercise of options outstanding at December 31, 1999 at a weighted average exercise price of $4.39 per share.

                                    DILUTION

Our net tangible book value on December 31, 1999 was approximately $39,965,000, or $1.20 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on December 31, 1999, would have been $237,590,000 or $5.82 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

  o increasing total assets to reflect the estimated net proceeds of the offering as described under "Use of Proceeds" at the initial public offering price of $28.50 per share; and

  o adding the number of shares offered by this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $4.62 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:


  Initial public offering price per
     share...........................             $   28.50
  Net tangible book value per share
     as of December 31, 1999.........  $    1.20
  Increase in net tangible book value
     per share attributable to the
     offering........................       4.62
                                       ---------
  Pro forma net tangible book value
     per share as of December 31,
     1999, after giving effect to the
     offering........................                  5.82
                                                  ---------
  Dilution per share to new investors
     in the offering.................             $   22.68
                                                  =========


The following table shows the difference between existing stockholders as of December 31, 1999 and new investors with respect to the number of shares purchased from Tanox, the total consideration paid and the average price paid per share. We have used the initial public offering price of $28.50 per share.

                                          SHARES PURCHASED        TOTAL CONSIDERATION
                                       ----------------------   ------------------------     AVERAGE PRICE
                                          NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                       ------------   -------   --------------   -------     -------------
Existing stockholders................    33,324,402     81.6%   $   61,924,000     22.5%        $  1.86
New investors........................     7,500,000     18.4       213,750,000     77.5           28.50
                                       ------------   -------   --------------   -------
     Total...........................    40,824,402    100.0%   $  275,674,000    100.0%
                                       ============   =======   ==============   =======

In the discussion and tables above, we assume no exercise of outstanding options to purchase shares of our common stock. As of December 31, 1999, there were outstanding options to purchase a total of 3,183,920 shares of common stock at a weighted average exercise price of $4.39 per share. To the extent that option holders exercise their outstanding options, new investors will be further diluted.

                      SELECTED CONSOLIDATED FINANCIAL DATA

This section presents our selected historical financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. We do not intend the selected data in this section to replace the consolidated financial statements.

We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and balance sheet data as of December 31, 1998 and 1999 from the audited consolidated financial statements in this prospectus, which Arthur Andersen LLP, independent public accountants, audited. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited consolidated financial statements that we have not included in the prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------
                                         1995       1996       1997        1998        1999
                                       ---------  ---------  ---------  ----------  ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $   6,957  $  15,017  $   8,939  $    2,422  $    1,405
Research and development.............      5,499      5,626      6,926      11,933      17,163
General and administrative...........      1,707      1,165      2,230       3,431       8,582
                                       ---------  ---------  ---------  ----------  ----------
Total operating costs and expenses...      7,206      6,791      9,156      15,364      25,745
                                       ---------  ---------  ---------  ----------  ----------
Income (loss) from operations........       (249)     8,226       (217)    (12,942)    (24,340)
Other income, net....................        470        433      1,045       1,240       1,028
                                       ---------  ---------  ---------  ----------  ----------
Income (loss) before income taxes....        221      8,659        828     (11,702)    (23,312)
(Provision) benefit of income
  taxes..............................        (10)    (1,922)      (198)      1,533         (34)
                                       ---------  ---------  ---------  ----------  ----------
Net income (loss)....................  $     211  $   6,737  $     630  $  (10,169) $  (23,346)
                                       =========  =========  =========  ==========  ==========
Earnings (loss) per share:
     Basic...........................  $    0.01  $    0.26  $    0.02  $    (0.35) $    (0.75)
                                       =========  =========  =========  ==========  ==========
     Diluted.........................  $    0.01  $    0.23  $    0.02  $    (0.35) $    (0.75)
                                       =========  =========  =========  ==========  ==========
Shares used in computing earnings
  (loss) per share:
     Basic...........................     26,215     26,215     27,909      29,105      31,113
     Diluted.........................     29,418     29,382     31,190      29,105      31,113

                                                           DECEMBER 31,
                                       -----------------------------------------------------
                                         1995       1996       1997       1998       1999
                                       ---------  ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments........................  $  15,443  $  18,235  $  36,857  $  33,735  $  47,254
Working capital......................     13,847     15,575     35,871     34,323     42,718
Total assets.........................     18,147     25,871     44,831     43,422     55,328
Long term debt.......................      7,000      7,000      9,000     10,000     10,000
Retained earnings (deficit)..........     (4,313)     2,424      3,054     (7,115)   (30,461)
Total stockholders' equity...........      8,470     15,811     34,428     31,540     40,007

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.

OVERVIEW

Tanox identifies and develops therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of immunology, infectious diseases and cancer. E25, our most advanced product in development, is an anti-IgE antibody we are developing in collaboration with Novartis and Genentech. E25 has successfully completed Phase III clinical trials in both allergic asthma and seasonal allergic rhinitis (hay fever). Based on the results of these trials, in mid-2000, our collaboration partners intend to file for marketing approval in the United States and Europe for both indications. In addition, we are developing a number of monoclonal antibodies to treat other allergic diseases or conditions, such as severe allergic reactions to peanuts, autoimmune diseases, HIV and neutropenia.

We currently have no products available for sale and are focusing on product development, clinical trials and process development. We have incurred substantial losses since inception and incurred an accumulated deficit through December 31, 1999, of $30.5 million. We expect to continue to incur substantial operating losses for the foreseeable future, particularly as we increase our research and development, manufacturing, clinical trial and administrative activities. We expect that losses will continue until such time, if ever, that we generate sufficient revenue from royalties on E25 to cover our expenses.

Historically, we have earned revenues primarily from license fees, milestone payments and sponsored research under our collaboration agreements. In the future, we expect our principal revenues will be milestone payments, royalties and profit-sharing payments from Novartis and Genentech. We may also receive royalties from Hoffman-La Roche Ltd. should it participate in selling E25 in Europe. Our revenues will depend particularly on the success of our collaboration partners in developing, manufacturing, obtaining regulatory approvals for and marketing E25. Because a substantial portion of our revenues for the foreseeable future will depend on achieving development and commercialization milestones, we anticipate that our results of operations will vary substantially from year to year and even quarter to quarter.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES. Revenues decreased to $1.4 million in 1999 from $2.4 million in 1998, a decrease of $1.0 million. This decrease was primarily due to a difference of $1.3 million in milestone and sponsored research revenues earned under our agreements with Novartis and Genentech. These agreements accounted for 76% of our revenues in 1999 and 98% of our revenues in 1998. The $1.3 million decrease was partially offset by higher revenues of $0.4 million from foreign government grants and technology licensing fees.

RESEARCH AND DEVELOPMENT EXPENSES.   Research and development expenses increased
to $17.2 million in 1999 from $11.9 million in 1998, an increase of $5.3 million. This increase was principally due to increased personnel, expansion of preclinical and clinical development activities and a $2.7 million non-cash charge resulting from extending the exercise periods for stock options to some research and development employees and consultants. In addition, we incurred a $3.4 million charge in 1999 and a $2.8 million charge in 1998 for in-process research and development costs from the first two purchase payments made to the former shareholders of PanGenetics B.V., a company we acquired in 1998. Please see "-- Acquisition of PanGenetics B.V."

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $8.6 million in 1999 from $3.4 million in 1998, an increase of $5.2 million. This increase was primarily attributable to recognizing an arbitration award of $3.5 million to the attorneys who represented us in our litigation against

Genentech, and a $1.9 million non-cash charge for stock-based compensation, which was due to extending some employee and consultant stock options.

OTHER INCOME. Other income decreased to $1.0 million in 1999 from $1.2 million in 1998, a decrease of $0.2 million. This decrease was principally due to a decline in interest income as a result of lower average cash balances and a loss in 1999 on foreign currency transactions.

NET LOSS. Net loss increased to $23.3 million in 1999 from $10.2 million in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES. Revenues decreased to $2.4 million in 1998 from $8.9 million in 1997, a decrease of $6.5 million. This decrease was due to a $4.0 million decline in revenues from our agreements with Novartis and Genentech and a decline of $2.5 million in revenues from a former collaboration. Revenues from our collaboration agreements with Novartis and Genentech accounted for 98% of our 1998 revenues and 71% of our 1997 revenues.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $11.9 million in 1998 from $6.9 million in 1997, an increase of $5.0 million. This increase was primarily due to expanding our research organization, including $2.8 million of in-process research and development expenses associated with purchasing PanGenetics in the first quarter of 1998. Additionally, we incurred a $1.5 million charge in 1998 to license patents that we may need to commercialize one of our products.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $3.4 million in 1998 from $2.2 million in 1997, an increase of $1.2 million. This increase was principally due to increased expenses associated with our legal proceedings.

OTHER INCOME. Other income increased to $1.2 million in 1998 from $1.0 million in 1997, an increase of $0.2 million. This increase was primarily due to a $0.4 million increase in interest income due to higher average cash balances, partially offset by a $0.2 million increase in interest expense.

NET LOSS/INCOME. Net loss totaled $10.2 million in 1998, compared to net income of $0.6 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception primarily through collaboration and grant revenues, sales of equity securities, interest income and equipment financing agreements. From inception through 1999, we recognized approximately $59.3 million in collaboration, grant and other revenues. Additionally, we have raised approximately $54.9 million from sales of equity securities and $1.5 million from the exercise of stock options, and we have earned approximately $8.8 million of interest income. As of December 31, 1999, we had approximately $47.3 million in cash, cash equivalents and short-term investments available for working capital.

During 1999, we used $8.2 million to finance our operating activities. The primary use of cash for operating purposes was our net loss of $23.3 million, although $10.0 million of this amount was attributable to non-cash items. In 1999, changes in working capital were our primary source of cash from operating activities, including a $2.0 million income tax refund and a $3.5 million increase in accrued liabilities for the arbitration award. Our investing activities generated $0.9 million in 1999. Financing activities generated $23.0 million in 1999, principally from selling our common stock. The combination of the above items resulted in a cash increase of $15.9 million during the year.

During 1998, we used $6.5 million to finance our operating activities. The primary use of cash for operating activities was $10.2 million to finance our net loss, although the net loss included $4.8 million of non-cash items. In 1998, we used $1.2 million of cash for working capital. The primary use of cash for working capital was a $1.6 million increase in taxes receivable from the carry back of the 1998 net loss to prior years. Our acquisition of PanGenetics did not have a material impact on working capital. Investing activities used $6.2 million of cash in 1998, primarily for the purchase of short-term investments, purchases of fixed assets and leasehold improvements and the initial cash purchase payment for PanGenetics.

Financing activities generated $4.2 million in 1998, primarily from the sale of common stock to private investors and $1.0 million from the proceeds of a note payable to Novartis. As a result of the above items, our cash balance decreased by $8.5 million during 1998.

Our current and anticipated development projects will require substantial additional capital to complete. We anticipate that the amount of cash we need to fund operations will grow substantially in the future as our projects move from research to preclinical and clinical development. We also expect that we will need to expand our administrative, clinical development, facilities and business development activities to support the future development of our programs and to support the ongoing requirements of a public company.

From 1994 through 1998, Novartis advanced us $10.0 million, pursuant to a loan agreement to finance our new clinical manufacturing facility. The loan bears interest at the London Interbank Offered Rate, or LIBOR, plus two percent (7.3% and 8.1% at December 31, 1998 and 1999, respectively). Through December 31, 1999, Novartis has agreed to forgive interest on the loan. For the years 1997, 1998 and 1999, the interest Novartis has forgiven has been reflected as interest expense and a capital contribution. Although the loan is currently scheduled to be due in full on December 31, 2005, Novartis may partially or totally forgive the principal and future interest payments based on the future use of the facility.

From inception through December 31, 1999, we have invested approximately $11.6 million in property and equipment, primarily to support research and product development activities and to construct our new clinical manufacturing facility. We pledged all of the assets of the new clinical manufacturing facility as security for the Novartis loan.

We have agreed to loan some employees up to $1.5 million in April 2000 to pay tax obligations resulting from their stock option exercises in 1999.

At December 31, 1999, we had a net operating loss of approximately $6.6 million for federal income tax reporting purposes, which begins to expire in 2019. We also have a foreign net operating loss carryforward of approximately $5.2 million. Additionally, we have an unused U.S. research and development tax credit carryforward of approximately $1.0 million, which begins to expire in 2011. Because we have incurred cumulative losses to date and there is no assurance of future taxable income, we have established a valuation allowance to fully offset the deferred tax asset at December 31, 1999.

We expect to incur substantial additional capital, research and development, manufacturing and other costs as we continue to develop our products. Consequently, we may need to raise substantial additional funds. We expect that the net proceeds from this offering, together with our existing assets and revenue from operations, will fund our operations for the next three years. However, our future capital needs will depend on many factors, including successfully commercializing E25, receiving payments from our collaboration partners, progress in our research and development activities, the magnitude and scope of these activities, the progress and level of unreimbursed costs associated with preclinical studies and clinical trials, the costs and magnitude of product or technology acquisitions, the cost of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements, and manufacturing scale-up costs and marketing activities, if we undertake those activities. We do not have committed external sources of funding and we cannot assure that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

  o   delay, reduce the scope of or eliminate one or more of our programs;

  o obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

  o license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We are currently engaged in litigation and arbitration relating to a fee dispute with the law firms that represented us in connection with the Genentech litigation. An arbitration panel issued an award entitling the attorneys to receive approximately $3.5 million, including interest, payments ranging from 33 1/3% to 40% of the future payments we would receive from Genentech following product approval, and 10% of the royalties that we would receive on all sales of anti-IgE products by Genentech and Novartis. We are contesting this award. During the appeals process, we will either post a bond or place amounts in escrow to secure payment of the award. See "Business -- Pending Legal Proceedings."

ACQUISITION OF PANGENETICS B.V.

In March 1998, we purchased PanGenetics B.V., now our subsidiary Tanox Pharma B.V., for an initial payment to its shareholders of $0.5 million in cash and 226,409 shares of our common stock, valued at $11.25 per share, for a total initial consideration of $3.1 million. In addition, we agreed to pay future consideration, in two installments, totaling up to $0.7 million in cash and 484,147 shares of our common stock upon occurrence of certain future events.

In September 1999, we paid the second installment of $0.3 million in cash and 242,075 shares of our common stock, valued at $12.50 per share, for a total consideration of $3.4 million. If we make the final future payment as scheduled in March 2001, we will record an additional purchase price amount based on the cash paid and the fair value of the common stock issued at the time of payment. If we make the final payment in March 2001, we will allocate the final payment to acquired in-process research and development and goodwill based on the appraisal obtained as of the date of the acquisition.

Tanox engaged an independent firm, KPMG LLP, to perform an appraisal of the assets acquired in the transaction. The appraisal was completed and the report issued in 1998. We accounted for the costs to acquire PanGenetics under the purchase method of accounting. At the time of the acquisition, we valued the total current and future consideration for accounting purposes at $9.2 million, based on the total of the cash and then fair value of common stock paid, or expected to be paid, to PanGenetics shareholders. Of this amount, we allocated approximately $7.2 million to in-process research and development and $2.0 million to goodwill and other assets. See "Note 2 of the Notes to Consolidated Financial Statements."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange fluctuations and changes in interest rates. In the normal course of business, we have established policies and procedures to manage these risks.

FOREIGN CURRENCY EXCHANGE RATES. During 1999, our operating results reflect foreign exchange losses of $0.1 million and our balance sheet reflects a foreign currency translation adjustment of $0.2 million. We are subject to foreign currency exchange risk because:

  o   we invest in our foreign subsidiaries;

  o we incur a significant portion of our costs and expenses and a smaller portion of our revenues in the local currencies of the countries where we do business; and

  o we finance part of the cost of our subsidiaries' operations through dollar denominated inter-company loans and equity investments that are recorded on their books in the respective local currencies.

Fluctuations in exchange rates have not had a material impact on our revenues or costs and expenses, but have affected the value of our equity investments and inter-company loans. As a result of our international operations and our current financing approach, fluctuations in exchange rates of the local currencies versus the U.S. dollar impact our operating results. We are primarily exposed to gains and losses with respect to Dutch guilders and Taiwan dollars because our subsidiaries conduct business in these currencies. To date, we have not implemented a program to hedge our foreign currency risk, but we may do so in the future.

INTEREST RATE RISK.   Cash and short-term investments were approximately $47.3
million at December 31, 1999. These assets were primarily invested in investment grade commercial paper which we hold to maturity. We do not invest in derivative securities. Although our portfolio is subject to fluctuations in interest rates and market conditions, no gain or loss on any security would actually be recognized in earnings unless we sell the asset. In addition, our loan from Novartis is based on a premium over LIBOR. As such, if general interest rates increase, our interest costs will increase.

THE YEAR 2000

During 1998 and 1999, we had a Year 2000 Project (Y2K Project) in place to address the potential exposures related to the impact on our computer systems and scientific and manufacturing equipment containing computer-related components for the Year 2000 and beyond. As of December 31, 1999, all scheduled Y2K work was completed. As of the date of this prospectus, we have not encountered any material Y2K system problems and we have not experienced any impact on operations or expenses.

Nevertheless, we do use and rely on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer-related components (such as programmable logic controllers and other embedded systems). As a result, time-sensitive functions of those software programs and equipment may yet misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century. Although we do not anticipate any material problems, we could suffer system or equipment shutdowns, failures or miscalculations. Such conditions could result in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

In addition, although all of our significant suppliers and our significant service providers indicated that they were or expected to be Year 2000 compliant by December 31, 1999, and although as of the date of this prospectus we are not aware of any material Year 2000 compliance problems with these third parties' systems, we cannot be certain that these third parties made accurate representations or that their systems are or will continue to be Year 2000 compliant. If any of our significant suppliers or significant service providers experience Year 2000 compliance problems and we cannot replace them with alternate sources, our business would be harmed.

                                    BUSINESS

OVERVIEW

Tanox identifies and develops therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of immunology, infectious diseases and cancer. In 1987, we discovered a novel approach for treating allergies and asthma by using monoclonal antibodies capable of inhibiting IgE. E25, our most advanced product in development is a genetically engineered monoclonal antibody that attaches to, and inhibits, the activity of IgE. We are developing E25 in collaboration with Novartis and Genentech for treatment of allergic asthma and allergic rhinitis (hay fever). We estimate that in the United States, allergic asthma afflicts approximately 11 million people, and allergic rhinitis afflicts approximately 40 million people, of whom approximately 32 million are seasonal sufferers. E25 has successfully completed Phase III clinical trials in allergic asthma and seasonal allergic rhinitis patients. Based on the results of these trials, our collaboration partners intend to file a BLA with the FDA concurrently with European registration for both indications in mid-2000.

Using our extensive understanding of the human immune system, we are building a diverse pipeline of monoclonal antibody product candidates. We are conducting clinical trials with two additional monoclonal antibodies. Hu-901, an anti-IgE antibody distinct from E25, is currently in a Phase I/II trial for treating severe peanut allergy. 5D12, an anti-CD40 antibody, is currently in a Phase I/II trial for treating Crohn's disease and in preclinical studies for treating other autoimmune diseases. We are conducting preclinical and research studies with 5A8, an anti-CD4 antibody for treating HIV, 166-32, a complement factor D inhibiting antibody for treating acute inflammation and 163-93, an anti-G-CSF receptor activating antibody for treating neutropenia.

STRATEGY

Our objective is to leverage our expertise in monoclonal antibodies and understanding of the human immune system to advance our product pipeline and become a profitable biopharmaceutical company. We intend to accomplish this through the following strategic initiatives:

  o CONTINUING TO IDENTIFY AND DEVELOP NOVEL MONOCLONAL ANTIBODIES. We have focused on the research and development of monoclonal antibodies since our inception and have successfully identified and obtained patents for novel monoclonal antibodies with potential therapeutic applications. We believe that monoclonal antibodies will be one of the primary areas for pharmaceutical development for the foreseeable future, particularly as genomic research identifies novel disease targets. We will continue to apply our expertise in immunology to identify new antibodies that may bind to these novel targets. We will focus on diseases for which current therapies are substandard or unavailable and the market opportunities are large. With product candidates targeting autoimmune diseases, HIV, inflammation and cancer, we believe that we have a diverse monoclonal antibody product pipeline.

  o MAXIMIZING THE MARKET OPPORTUNITY FOR ANTI-IGE ANTIBODIES. We are focused on identifying diseases and conditions for which anti-IgE antibodies are likely to provide a safe and effective therapy. In this regard, we intend to work with our partners, Novartis and Genentech, in establishing market awareness for E25 in asthma, allergic rhinitis and potential future indications targeted through the collaboration. Concurrently with this effort, we are pursuing the independent development of Hu-901 to demonstrate the efficacy of anti-IgE antibodies for indications our partners are not currently pursuing.

  o IDENTIFYING ATTRACTIVE ACQUISITION AND IN-LICENSING CANDIDATES. In addition to our in-house development efforts, we will continue our efforts to identify opportunities to acquire or in-license products and technologies. We believe that we are well positioned to continue to attract in-licensing and acquisition candidates as a result of our demonstrated expertise in immunology and monoclonal antibodies. Our anti-CD40 and anti-CD4 programs are the result of in-licensing.

  o   FORMING STRATEGIC COLLABORATIONS TO SUPPORT DEVELOPMENT AND
      COMMERCIALIZATION OF OUR PRODUCTS. We often deem it advantageous to partner with large pharmaceutical and biotechnology companies to obtain funding and marketing support for our development activities. These collaborations generally:

       - enable us to develop a greater number of products than otherwise would be possible;

       - lower the substantial financial investment that is required of us to develop our products; and

       - provide us with domestic and international marketing and sales expertise for our partnered products once approved.

    Under future collaborations, we expect to retain strategically important development, manufacturing or marketing rights in order to optimize the value of our drug development opportunities.

  o RETAINING STRATEGIC MARKETING RIGHTS TO OUR PRODUCTS. As we pursue strategic collaborations, we intend to reserve strategic marketing rights for our products. We will focus initially on markets for which our products have a clear advantage over other therapies or that we can market using a relatively small, targeted sales force.

HUMAN IMMUNE SYSTEM

The human immune system has three general mechanisms that protect the body against infections, toxins and cancer by responding to and clearing foreign agents, or antigens, that have penetrated the body's protective barriers. These mechanisms are:

  o ANTIBODIES. The body produces proteins called antibodies that deactivate and help remove the antigens from the body. Each antibody matches an antigen much as a key matches a lock. Antibodies are made by specialized white blood cells called B cells, with the help of other white blood cells, called helper T cells. When a B cell encounters its triggering antigen, it manufactures millions of identical antibody molecules and releases them into the bloodstream.

  o CELL-MEDIATED IMMUNE RESPONSE. The second protective immune mechanism relies on cells to recognize and destroy foreign antigens. This mechanism is known as cell-mediated immunity. T cells are important in cell-mediated immune responses. Some T cells, called killer T cells, seek out and kill cancer cells or virus-infected cells. Helper T cells also play a role in cell-mediated immune response by stimulating inflammatory cells called macrophages to actively destroy foreign antigens, microorganisms and cancer cells.

  o INNATE IMMUNE RESPONSE. Innate immunity is the body's first line of defense against injury and infection and serves a surveillance and maintenance role. One part of the innate immune system involves large white blood cells called phagocytes (literally, "cell-eaters") that can engulf and digest foreign microorganisms and other antigens. Important phagocytes include macrophages, that rid the body of dead cells and other debris, and granulocytes, including neutrophils, that contain granules filled with potent chemicals. These chemicals, in addition to destroying microorganisms, play a key role in acute inflammatory reactions. Another part of the innate immune response is known as the complement system. The complement system includes a series of proteins that work to "complement" the activity of antibodies in destroying bacteria, either by stimulating the macrophages and neutrophils, or by puncturing the bacterial cell membrane to kill the cells. These proteins also cause the neutrophils to accumulate at the site of infection or tissue damage.

Most of the time, the immune system protects us from infections, cancer and some toxic agents. However, sometimes the immune system actually causes the disease or symptoms of the disease. For example, in the case of allergic diseases, such as asthma and hay fever, the immune system responds to the antigen, or allergen in this case, by producing an IgE form of antibody. IgE is instrumental in triggering the symptoms of the disease. In other cases, T and B cells may recognize a part of the body as foreign, triggering an immune response against the body resulting in an autoimmune disease and associated tissue destruction.

MONOCLONAL ANTIBODIES AS THERAPEUTICS

Monoclonal antibodies represent an exciting area of novel therapeutic product development. Genetically engineered monoclonal antibodies are man-made antibodies that target a specific antigen. Most monoclonal antibodies are derived from animals such as mice. Advances in antibody design technologies have enabled scientists to develop humanized (human-like) and fully human antibody products that can be administered to patients on a chronic basis with reduced concern for adverse responses by the human immune system. Advances in antibody production technologies, such as high productivity fermentation and transgenic plants and animals, have enabled manufacturers to produce antibody products more cost-effectively. Because of these advances, a large number of monoclonal antibodies are currently undergoing clinical and preclinical investigation. According to a survey conducted by the Pharmaceutical Research and Manufacturers of America, 74 out of 350, or 21% of all, biotechnology medicines in clinical trials in 1998 were antibodies. The FDA has approved eight therapeutic antibodies, six of them in the last three years, with total sales in 1999 in excess of $1.3 billion.

Generally speaking, there are three basic methods for using monoclonal antibodies as therapeutics. Each of the approaches described below capitalizes on the monoclonal antibody's ability to precisely target selected receptors on specific cells:

  o BLOCKING CELL ACTIVITY AND IMMUNE FUNCTIONS -- monoclonal antibodies can be produced to bind to specific bioactive molecules or cell receptors to prevent undesirable cell responses, such as allergic reactions and autoimmune diseases.

  o ACTIVATING CELL ACTIVITY AND IMMUNE FUNCTIONS -- monoclonal antibodies can be produced to bind to specific cell receptors in order to activate a desired cellular response.

  o DELIVERING THERAPEUTIC AGENTS -- monoclonal antibodies bind to specific target receptors. Consequently, antibodies can be used to deliver active agents, such as radioactive isotopes and toxins, to specific cells and tissues targeted for destruction.

PRODUCT DEVELOPMENT PROGRAMS

We have three products in clinical development and are evaluating several product candidates in preclinical and research studies. Our drugs target various elements or malfunctions of the immune system, and all are monoclonal antibodies. We have designed drugs to deactivate or reduce the activity of the immune system for diseases caused by over-activation or inappropriate activation of immune responses, such as autoimmune and allergic diseases and acute inflammation. We also have designed drugs to activate the immune system for treatment of diseases where boosting immune protection is desirable, such as AIDS, infectious diseases and cancer. Our products have either resulted from our internal research and development activities or were in-licensed or acquired.

The table below summarizes the development status for our principal product candidates.

                           ANTIBODY
             PRODUCT      DESCRIPTION      INDICATION         STATUS          PARTNERS
           --------------------------------------------------------------------------------

           E25         Anti-IgE         Allergic Asthma  Phase III        Novartis/Genentech
                                                         Completed

                                        Seasonal Allergic Phase III       Novartis/Genentech
                                        Rhinitis         Completed

           Hu-901      Anti-IgE         Severe Peanut    Phase I/II              --
                                        Allergy

           5D12        Anti-CD40        Crohn's Disease  Phase I/II              --

                                        Other Autoimmune Preclinical             --
                                        Diseases

           5A8         Anti-CD4         HIV/AIDS         Preclinical             --

           166-32      Anti-complement  Acute            Research                --
                       Factor D         Inflammation
           163-93      Anti-G-CSF       Chemotherapy-Induced Research            --
                       Receptor         Neutropenia

           Novartis and Genentech are disputing our rights to independently develop Hu-901.
           We discuss the dispute in this prospectus in the section entitled
           "Business -- Pending Legal Proceedings." In addition, we have the right to develop and commercialize 5D12 only in Europe and Japan.

ANTI-IGE DEVELOPMENT -- E25

E25 is a humanized anti-IgE monoclonal antibody designed to prevent symptoms of allergic asthma and allergic rhinitis. E25 works by preventing the ability of allergens to activate the immune system. We are developing E25 in collaboration with Novartis and Genentech. The product has successfully completed Phase III clinical trials in both allergic asthma and seasonal allergic rhinitis. Our partners intend to file a BLA with the FDA concurrently with European registration for both indications by mid-2000. We expect E25 to be administered by subcutaneous injections once or twice per month.

In allergic diseases, the immune system responds to the antigen, or allergen in this case, by producing IgE. IgE binds to the surface of mast cells and basophils. These cells, which are found in tissue and also circulate in the blood, contain chemicals such as histamine and leukotrienes, which induce inflammation. The first time an allergy-prone person is exposed to an allergen, he or she makes large amounts of an IgE antibody specific to that allergen. These IgE molecules attach to the surfaces of mast cells or basophils. When an IgE antibody sitting on a mast cell or basophil next comes in contact with its specific allergen, the IgE antibody signals the mast cell or basophil to release its powerful chemicals, causing tissue inflammation and asthma and allergy symptoms, including wheezing, bronchospasm, sneezing, runny nose, watery eyes and itching. E25 blocks IgE from binding to mast cells and basophils, thereby inhibiting the allergic response.

The diagram below shows how allergic reactions are triggered (The Allergy Cascade) and how E25 works to prevent or reduce allergy symptoms (How E25 Works).


          The Allergy Cascade                              How E25 Works

[graphic]      When an allergy-prone                [graphic]      E25 binds
               person is exposed to an                             to IgE and
               allergen such as ragweed,

[graphic]      he or she makes large                [graphic]      prevents IgE from
               amounts of IgE antibody                             attaching to mast
               to ragweed.                                         cells.

[graphic]      These IgE antibodies bind
               to receptors on mast cells.

[graphic]      The next time a person               [graphic]      Without IgE on the mast
               encounters ragweed, it cross-                       cell, ragweed cannot cause
               links the IgE antibodies on                         the mast cell to release its
               mast cells and the IgE-primed                       powerful chemicals,
               mast cell releases its powerful
               chemicals, including histamine.

[graphic]      These chemicals cause the            [graphic]      and the person's asthma
               person to suffer asthma                             and allergy symptoms
               and allergy symptoms, such as                       are prevented or reduced.
               wheezing, bronchospasm,
               sneezing, runny nose, watery
               eyes and itching.


MARKET OPPORTUNITY

Allergic reactions triggered by IgE include allergic rhinitis and allergic asthma.

ALLERGIC RHINITIS. Allergic rhinitis is a disease characterized by runny nose, sneezing, congestion, itchy eyes and similar symptoms, and includes hay fever. Allergic rhinitis afflicts at least 39.5 million people in the United States, most of whom have seasonal allergies. In 1993, it was estimated that the total cost associated with all forms of allergic rhinitis in the United States was $3.4 billion. Doctors commonly treat the symptoms of allergic rhinitis with antihistamines, decongestants, nasal steroids and other drugs. For many patients, however, these medications do not completely alleviate the allergic reactions or eliminate the symptoms. According to a 1997 study, only 26% of treated allergic rhinitis patients reported symptoms as "well" or completely controlled. Doctors sometimes prescribe allergy shots, called hyposensitization therapy, for severely allergic persons to treat allergic rhinitis and systemic allergic reactions. If the treating health care professional knows the allergen to which the patient is reacting, hyposensitization can be effective. However, it is difficult to identify which allergen causes the patient's allergy, and the frequent and lengthy treatment protocols, as well as the potential for serious adverse side effects, generally make hyposensitization undesirable.

ASTHMA. Asthma makes breathing difficult and is potentially life threatening. According to a 1998 report by the Centers for Disease Control, approximately 17 million people in the United States suffer from asthma. Published reports also indicate that asthma's prevalence in the United States has increased 75% from 1980 to 1994. Approximately two-thirds of these patients have allergic asthma. The American Lung Association estimates that over $9.8 billion is spent annually on asthma-related costs in the United States. Corticosteroids and beta-agonists, the mainstay of asthma therapy, are sometimes effective, yet each is associated with specific safety drawbacks. Particular side effects of corticosteroid treatment include growth retardation in children, osteoporosis and cataracts. Beta-agonists offer only short-term relief and do not control the underlying inflammation. Leukotriene modifiers, a new class of controller medications with the potential to reduce steroid requirements, appear to be modestly effective for some patients. However, these modifiers have been associated with drug interactions and adverse events including liver injury. Increasing use of beta-agonists indicates inadequate control of the underlying inflammation causing asthma.

DEVELOPMENT STATUS AND CLINICAL DATA

SEASONAL ALLERGIC RHINITIS. A Phase III clinical trial of E25 for seasonal allergic rhinitis was conducted in Scandinavia during the spring 1998 birch season. The randomized, placebo-controlled, multicenter clinical trial examined symptoms of rhinoconjunctivitis and rescue medication usage in 251 adult and adolescent patients with a history of birch pollen allergy. Patients were treated with 300 mg of E25 or placebo via subcutaneous injection every three or four weeks and treatment lasted eight or nine weeks. Patients received rescue medications, such as antihistamines, when their symptoms were severe enough to require additional medication. This Phase III clinical trial confirmed the statistically significant results of an earlier pivotal Phase II trial in 536 patients conducted during the 1997 ragweed season in the United States. The statistical significance of clinical results is determined by a widely-used statistical method that establishes the par value, or p value, of the clinical results. A par value of less than 0.01 (p<0.01) means that the chance of the clinical results occurring by accident is less than 1 in 100.

Results from the Phase III seasonal allergic rhinitis trial were reported in May 1999 and showed that:

  o E25 DECREASED THE SEVERITY OF NASAL AND OCULAR ALLERGY SYMPTOMS. Compared to placebo, E25 treatment improved average daily nasal (p<0.001) and ocular (p=0.031) symptom severity scores. Patients treated with placebo experienced recurring sneezing, itchy nose and similar symptoms that increased over the pollen season and were greatest during highest pollen exposure. In contrast, patients treated with E25 did not experience an increase in nasal symptoms over the whole E25 treatment period compared to symptoms reported before the pollen season began and before treatment began. 21% of patients treated with E25 reported complete control of symptoms and an additional 59% reported symptom control was improved compared to previous seasons. In addition, 6 of 7 patients who discontinued treatment because of unsatisfactory treatment effects were in the placebo group, even though there were twice as many patients receiving E25.

  o E25 DECREASED USE OF RESCUE MEDICATION. Patients receiving E25 used an average 0.5 antihistamine tablets per day versus 1.3 tablets per day in the placebo group (p<0.001), and required rescue medication on half as many days (p<0.001). Increased use of rescue medication by placebo group patients may have blunted the difference in symptom scores reported.

  o E25 IMPROVED PATIENTS' QUALITY OF LIFE. E25 treatment delivered clinically meaningful and statistically significant improvement over placebo in total rhinitis quality of life score (p<0.001) and in the specific categories of activity limitations, nasal symptoms, non-nose and non-eye symptoms and practical problems. E25 treated patients also experienced improvements in sleep, eye symptoms and emotional state.

  o E25 TREATMENT WAS SAFE AND WELL TOLERATED. In this and in the previous trials, no antibodies against E25 were detected and no serum sickness, immune complex disease, severe allergic reactions or other allergy-related side effects were reported. Less than two percent of patients experienced side effects of headache (1.8%) and upper respiratory infection (1.2%). Three subjects reported urticaria (skin itching and hives) following E25 injections (0.5% of all E25 injections). The incidence of adverse events was similar for the E25 and placebo groups.

The difference between placebo and E25 in all instances was statistically significant. In addition, Novartis has announced the initiation of a Phase IV evaluation in perennial (year-round) allergic rhinitis in the third quarter of 1999.

ALLERGIC ASTHMA. Two Phase III clinical trials in allergic asthma have been completed in the United States in adults (12-75 years) and children (6-12 years). The two randomized, placebo-controlled, multicenter clinical trials included 525 patients in the adult study and 334 patients in the pediatric study. Clinicians who participated in the Phase III clinical trials presented the results at the American Academy of Allergy Asthma & Immunology meeting in San Diego, California in March 2000.

In both trials, patients who were experiencing asthma symptoms, despite taking inhaled corticosteroid therapy, were given either E25 or placebo via subcutaneous injection every two or four weeks. Patients were monitored for asthma exacerbations, which were defined as symptoms requiring a doubling of inhaled corticosteroids or initiation of oral corticosteroids to maintain adequate asthma control. These trials were conducted over 28 weeks in two phases, followed by the following treatment extensions:

  o a 16-week stable treatment period that monitored patients taking either E25 or placebo in addition to ongoing treatment with inhaled corticosteroids and rescue beta-agonists;

  o a 12-week steroid reduction period (immediately following the stable treatment period), where the dosage of inhaled corticosteroids was gradually reduced in both the E25 and placebo groups; and

  o a treatment extension so that long term safety could be evaluated for a one year period.

In patients receiving E25 versus placebo, the reduction in steroid dosage was greater in both adults (p<0.001) and children (p=0.001).

In the 525 patient adult trial, steroid dosage was reduced at least 75% in half of the patients receiving E25 compared to at least 50% in half of the patients receiving placebo. The percentage of E25 patients experiencing asthma exacerbations was reduced in both the stable treatment period and the steroid reduction period. Additionally, the average daily dose of rescue medication during this period was less in both treatment phases for the E25 group than for the placebo group. During the stable treatment period, 14.6% (39 of 268 patients) of patients receiving E25 demonstrated asthma exacerbations compared to 23.3% (60 of 257) of patients receiving placebo (p=0.009). During the steroid reduction period, 21.3% (57 of 268) of patients receiving E25 experienced asthma exacerbations compared to 32.3% (83 of 257) of patients receiving placebo (p=0.026). Additionally, 40% (107 of 268) of patients receiving E25 completely withdrew from inhaled corticosteroids during this period compared to 19% (49 of 257) of patients receiving placebo.

In the 334 patient pediatric trial, steroid dosage was reduced by 100% in more than half of the patients receiving E25, compared to at least 71% in half of the patients receiving placebo. The percentage of E25 patients experiencing asthma exacerbations also was reduced during both the stable treatment period and the steroid reduction period and the average daily dose of rescue medication was less in both treatment phases for the E25 group than in the placebo group. During the stable treatment period, 16% (35 of 225 patients) of patients receiving E25 demonstrated asthma exacerbations compared to 23% (25 of 109) of patients receiving placebo (p=0.095). During the steroid reduction period, 18% (41 of 225) of patients receiving E25 experienced asthma exacerbations compared to 39% (42 of 109) of patients receiving placebo (p<0.001). 55% (124 of 225) of patients receiving E25 completely withdrew from inhaled corticosteroids during this phase compared to 39% (43 of 109) of patients receiving placebo.

Results from the two trials showed that despite decreasing dosages of conventional therapies, E25 treatment reduced the number of serious asthma exacerbations. These studies corroborated results from an earlier Phase II clinical trial in allergic asthma recently reported in THE NEW ENGLAND JOURNAL OF MEDICINE. Headache and upper respiratory tract infection were the most frequently reported adverse events. The incidence of adverse events during the Phase III trials was similar in both the E25 and placebo groups. Safety data from the five-month follow-up phase of the trials are pending.

Novartis and Genentech intend to file a BLA for E25 in the United States and to concurrently file for registration in Europe in mid-2000 for both allergic asthma and seasonal allergic rhinitis.

We and our collaboration partners have begun clinical development of E26, a humanized anti-IgE monoclonal antibody with improved binding to IgE. Although E26 may be several years behind the development of E25, we believe the product may require lower doses to achieve the same clinical benefits as E25.

ANTI-IGE DEVELOPMENT -- HU-901

Hu-901 is a humanized anti-IgE monoclonal antibody that we are developing to prevent symptoms of peanut induced anaphylaxis, a severe, potentially life-threatening allergic reaction. Hu-901 binds IgE in a way similar to E25, and is designed to prevent allergic reactions. At the initiation of our collaboration with Novartis and Genentech in 1996, Novartis and we were developing Hu-901, and Genentech was developing E25. We agreed with our collaboration partners to select E25 for joint development primarily because commercial-scale manufacturing capability existed for E25.

In July 1999, we initiated our first independent clinical trial with Hu-901. As discussed in this prospectus under the heading "Business -- Pending Legal Proceedings," Novartis and Genentech are contesting our right to independently develop Hu-901. Regardless of the outcome, we believe that our development program will highlight the potential for additional indications for the use of anti-IgE antibodies and will encourage our partners to expand the development of anti-IgE more rapidly into additional indications. If we lose the litigation, we will terminate independent development of Hu-901.

MARKET OPPORTUNITY. We believe anti-IgE antibodies, such as Hu-901, have potential applications beyond asthma and allergic rhinitis in treating other allergic reactions and diseases, including peanut and other food allergies. For example, patients with severe peanut allergy suffer gastrointestinal, skin and respiratory symptoms, and may also suffer potentially life-threatening anaphylaxis in response to ingesting peanuts. According to a recently published survey, peanut or tree nut (e.g., walnut, almond and cashew) allergy affects about 3 million people in the United States, 1.1% of the U.S. population. Current treatment is avoiding peanuts and peanut oil, which is used in preparing many food products. Complete avoidance requires constant vigilance and is difficult because prepared food labeling does not always identify peanut-derived ingredients. Accidental exposures can result in serious allergic reactions and sometimes death. Patients with severe peanut allergy take antihistamines for accidental exposure and epinephrine for severe anaphylactic reactions.

Approximately 2 to 4% of children and 1 to 2% of adults in the United States suffer from food allergies. If Hu-901 effectively reduces sensitivity to peanuts, we may also investigate its use in other food allergies. There is no approved preventive therapeutic for food allergies.

Another indication for possible treatment with our anti-IgE product is atopic dermatitis, or eczema, a disease resulting in itching, blisters, redness, swelling and scaling or hardness of the skin. Eczema correlates with higher IgE levels and is prevalent in asthma patients. Severe eczema causes much distress to patients and greatly impairs their quality of life. Eczema is usually treated with skin hydration and topical steroids, and sometimes treated with antihistamines. Some individuals resist conventional therapies or develop unacceptable side effects. Eczema is the most common skin condition in children under the age of eleven. The percentage of children diagnosed with eczema has increased in the United States from 3% in the 1960s to 10% in the 1990s.

DEVELOPMENT STATUS. We recently initiated a randomized, placebo-controlled, multicenter Phase I/II trial with Hu-901. We designed the trial to determine the extent to which Hu-901 treatment of patients with histories of severe reactions to peanut products decreases sensitivity to eating small amounts of a peanut preparation.

ANTI-CD40 DEVELOPMENT -- 5D12

5D12 is an anti-CD40 monoclonal antibody that we are developing for treatment of autoimmune diseases. 5D12 blocks the CD40 pathway. The CD40 pathway enables B cells to produce antibodies and regulates cellular immune responses, including activation of macrophages and killer T cells. T and B cells sometimes recognize a part of the body as "non-self," triggering an immune response against the body that results in an autoimmune disease and associated tissue destruction. We believe that 5D12 is the only antibody in clinical development that binds to CD40 and inhibits cellular activation. We have exclusive rights to 5D12 in Europe and Japan under a license from Chiron.

Preclinical studies have shown that interfering with the CD40 pathway may be beneficial in treating autoimmune diseases, including multiple sclerosis and lupus, and in preventing grafted organ rejection. 5D12 has potently inhibited activation of B cells and macrophages in tissue culture systems. 5D12 also was biologically active in preventing or delaying the appearance of clinical signs and symptoms in a primate model for multiple sclerosis.

MARKET OPPORTUNITY. Based on our research and preclinical studies with 5D12, we believe the product could reduce production of antibodies and the activation of cellular immune responses that cause autoimmune diseases. Examples of such diseases and estimated potential market sizes in Europe and Japan include:

  o Crohn's disease, an inflammatory disease of the bowel (over 165,000 people);

  o   rheumatoid arthritis (approximately 3 million people);

  o   multiple sclerosis (approximately 200,000 people);

  o   lupus (approximately 320,000 people); and

  o   psoriasis (approximately 1 million people).

DEVELOPMENT STATUS. We have initiated a 20 patient Phase I/II clinical study with 5D12 in Crohn's disease in Europe. The trial is a single dose, dose-escalating study designed to provide data regarding the safety of the product, its behavior, including half-life and clearance characteristics, and its biological activity using histological examination of biopsy tissue. We expect the results of this study to play an important role in determining clinical indications that we will pursue with 5D12.

ANTI-CD4 DEVELOPMENT -- 5A8

5A8 is a humanized anti-CD4 monoclonal antibody that is in preclinical development to treat human immunodeficiency virus, or HIV. The virus enters the host cell by binding to the CD4 receptors on these cells. In lab studies, our 5A8 antibody binds to the CD4 receptor on the cell surface and prevents viral entry into the cell, thereby blocking infection. We have exclusive worldwide rights to 5A8 through a license with Biogen.

MARKET OPPORTUNITY. According to the World Health Organization, HIV infects approximately 1.4 million people in North America and Western Europe. A number of drugs targeting viral replication are being used, often in combination. About 30% of the patients treated with drug combinations, however, no longer respond since HIV has become drug resistant. In addition, many drug combinations produce a variety of undesirable toxic side effects.

DEVELOPMENT STATUS. 5A8 is now in preclinical development to determine its usefulness to treat HIV-infected patients. In preliminary preclinical testing, 5A8 has potently blocked infections in all twenty-five strains of primary HIV isolates tested in cell culture. In a primate model for HIV infection, 5A8 showed robust antiviral activity. Preclinical tests with our 5A8 antibody showed no reduction in CD4-positive cell numbers, no evidence that any function of the immune system was suppressed and no toxic effects.

OTHER PRODUCT CANDIDATES

ANTI-FACTOR D DEVELOPMENT. 166-32 is a monoclonal antibody that binds to Factor D, a component of the complement system, and is in research to treat acute inflammation. The complement system is the body's first line of defense against infection. 166-32 binds to Factor D and inhibits complement activation.

While the complement system generally functions to protect the body, complement system activation can become excessive and uncontrolled resulting in inflammation and tissue damage. This can occur in cases of acute tissue injury or surgical procedures that reduce blood flow into a tissue. In addition, during heart surgery involving cardiopulmonary bypass (CPB), the shunting of blood outside the body for circulation through mechanical devices has been shown to activate complement and result in tissue injury. Research studies with 166-32 in laboratory models for heart injury showed that low levels of 166-32 prevented heart damage, and that 166-32 inhibited complement activation in a model for CPB.

ANTI-G-CSF RECEPTOR DEVELOPMENT. 163-93 is a monoclonal antibody that binds to the receptor for granulocyte colony stimulating factor (G-CSF) to treat a condition known as neutropenia, which often afflicts cancer patients who have undergone chemotherapy. Neutropenia is a deficiency of a type of granulocyte (a specialized white blood cell that contains granules filled with potent chemicals) called neutrophils, which results in a compromised immune system and susceptibility to infection. Granulocytes engulf and destroy bacteria and other microbial pathogens. G-CSF binds specific receptors on the surface of granulocytes and stimulates their proliferation and controls their activities. Recombinant G-CSF is sold by Amgen as Neupogen and has been used in cancer patients to help restore their immune protection. Amgen reported 1999 sales of $1.3 billion for Neupogen.

We are developing 163-93 to stimulate proliferation and activity of granulocytes just as does G-CSF. 163-93 activates the same intracellular signaling pathway as G-CSF and supports the production of granulocytes from human bone marrow as does G-CSF. In a preliminary study, injecting 163-93 into primates stimulated granulocyte production without affecting any other blood cells or causing any toxicity. We believe that 163-93 could provide an alternative to G-CSF for therapeutic use in cancer patients during chemotherapy and may have the advantage of less frequent dosing.

ADDITIONAL PRODUCTS IN RESEARCH AND DEVELOPMENT. We have additional discovery research projects directed towards developing new products and technologies to treat immunological diseases and cancer.

COLLABORATION AND LICENSING AGREEMENTS

COLLABORATION WITH NOVARTIS AND GENENTECH. We are developing our lead product, E25, in collaboration with Novartis and Genentech. In 1990, we established a collaboration with Novartis to jointly develop anti-IgE antibodies to treat allergic diseases. In 1996, Genentech joined our collaboration with Novartis and we agreed to combine our respective anti-IgE development programs in a three-party collaboration. We and our collaboration partners selected E25 as the lead product for development and commercialization.

Currently, under the terms of the collaboration agreements:

  o DEVELOPMENT. Novartis and Genentech are responsible for completing the development of and obtaining the regulatory approval for E25 and the other anti-IgE products developed through the collaboration. Novartis and Genentech share all development costs relating to E25 and other anti-IgE products that the collaboration may select for development in the United States and Europe. We and Novartis equally share development costs relating to China, Hong Kong, Korea, Singapore and Taiwan. Novartis is responsible for development costs in the rest of the world.

  o MANUFACTURING. Novartis and Genentech are responsible for manufacturing E25 and other selected anti-IgE products worldwide, subject to our right to manufacture up to 50% of the worldwide requirements of those products.

  o MARKETING. Novartis and Genentech share U.S. marketing rights, and Novartis has marketing rights in Europe (with Roche retaining the option to participate in Europe) to products developed through the collaboration. Novartis is responsible for marketing these products in the rest of the world, including China, Hong Kong, Korea, Singapore and Taiwan.

  o PAYMENTS. We may receive payments of up to $63.5 million based on completing development and marketing objectives for E25, $6.5 million of which we have already received. We may also receive payments of up to $14.0 million based on completing development objectives for E26, $1.0 million of which we have already received. Our next payments totaling $12 million are due on filing the E25 BLA.

  o ROYALTIES AND PROFIT SHARING. We may receive royalties based on net sales of E25 and other selected anti-IgE products in the United States and a share of Novartis' profits on these sales. We also may receive royalties on net sales of E25 and other selected anti-IgE products in Europe and the rest of the world (except for China, Hong Kong, Korea, Singapore and Taiwan) and an equal share of Novartis' profits from sales of E25 and other selected anti-IgE products in China, Hong Kong, Korea, Singapore and Taiwan.

Our rights to the full amount of the payments, royalties and profits that we receive could be affected by the on-going legal proceedings with our former attorneys described under "Business -- Pending Legal Proceedings."

The collaboration agreements provide that we may independently develop, without our collaboration partners, any anti-IgE product that the partners are not developing through the collaboration. If we choose to independently develop a product, Novartis has a right of first refusal on the licensing of that anti-IgE product. As described in this prospectus under the heading "Business -- Pending Legal Proceedings," we are currently involved in a dispute with our collaboration partners regarding our rights to independently develop Hu-901 and our right to use certain know-how and other information in our independent development efforts.

Roche has an option to participate in commercializing E25 and other anti-IgE products which the collaboration selects for development in Japan and Europe. Roche may exercise this option if specified events relating to commercializing the product occur. Roche has waived this option for E25 in Japan. In addition, Roche has an option to assume Genentech's position in the collaboration if Genentech withdraws from the collaboration, as described below.

Either Novartis or Genentech may withdraw from the collaboration on short notice. If either Novartis or Genentech withdraws, rights to E25 and any other products developed by the collaboration (including by the withdrawing partner) revert to us and the remaining collaborator and, if Genentech is the withdrawing party, to Roche if Roche exercises the option described above. If the collaboration is dissolved in its entirety, we would continue to retain rights to develop anti-IgE antibodies under the terms of separate agreements with Novartis and Genentech.

In addition to the collaboration agreements, we and Genentech entered into a cross-license agreement under which each party has an option to license the other party's patents relating to the development of anti-IgE antibodies for use in developing specific products. This option may be exercised at any time if either party chooses to independently develop a product as permitted under the collaboration agreements, if our collaboration with Novartis and Genentech terminates or if we and Genentech may mutually agree.

OTHER COLLABORATIONS AND LICENSE AGREEMENTS

CHIRON LICENSE. In 1998, our European subsidiary Tanox Pharma, B.V. entered into an agreement to license from Chiron exclusive research and development rights (except as to Chiron) to Chiron's murine monoclonal antibodies against CD40. Subject to our obligations to develop an anti-CD40 product and, under certain circumstances, to pay maintenance fees, we have an option to obtain a commercial license to Chiron's anti-CD40 antibodies, patents and technology for Europe and Japan. Chiron retains its commercial rights in the United States and the rest of the world. Additionally, Chiron has an option to obtain a commercial license for the United States and the rest of the world outside Europe and Japan to use anti-CD40 patents and technology that Tanox Pharma develops. Chiron has two awarded U.S. patents and has patents pending in Europe, Japan and Canada.

Upon registering a product in Japan, the United Kingdom, France or Germany, Tanox Pharma has agreed to pay Chiron a registration fee and royalties based on its European and Japanese sales. Tanox Pharma has also agreed to pay Chiron a milestone payment if Tanox Pharma develops and commercializes a product. Chiron has agreed to pay us royalties based on its sales in the United States and the rest of the world. We may make a $1.0 million product development milestone payment, in addition to royalty payments under this agreement. The license terminates on the later of the expiration of 10 years following the first commercial product sale or the expiration of the last to expire of licensed patents. The currently licensed patent expires in 2013.

BIOGEN. In 1998, we entered into an agreement to license from Biogen its anti-CD4 monoclonal antibody and intellectual property on an exclusive worldwide basis with limited sublicense rights. Biogen owns issued U.S. and European patents and has pending applications in Australia, Canada and Japan. We paid Biogen a license fee and agreed to make additional development milestone payments and royalty payments to Biogen based on annual net sales revenue levels. Additionally, we agreed to make milestone payments to Biogen that increase as product development continues and if specified corporate development events occur. In addition to royalty payments, we may make up to an aggregate of $10.4 million in product development milestone payments under this agreement. The license terminates on a country-by-country basis on the later of the expiration of 12 years following the first commercial product sale or the expiration or invalidity of applicable patents. The licensed patents expire in Europe in 2011 and in the United States in 2016.

BIOVATION. We entered into an agreement in 1999 with Biovation Limited of Aberdeen, United Kingdom, to apply Biovation's proprietary deimmunization technology to certain of our monoclonal antibodies and protein products. Biovation also licensed the patents needed to develop and commercialize any deimmunized monoclonal antibodies it developed, and if the deimmunized monoclonal antibodies meet certain criteria, we will pay royalties to Biovation. Additionally, Tanox Pharma and Biovation have agreed to jointly develop their respective protein engineering technologies. We paid Biovation a license fee that will decrease if Biovation products transferred to us under the agreement do not achieve certain specifications. In addition to royalty payments, we may make up to an aggregate of $1.3 million in product development milestone payments under this agreement. The license terminates on the earlier of 10 years from the first commercial product sale, a formal determination that any licensed patents are invalid or unenforceable or such patents have expired. Biovation has filed a patent application for the licensed technology; if a patent issues under the application, it will expire in 2018.

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
PATENTS AND PROPRIETARY RIGHTS

We pursue patent protection for our proprietary technology and products. We typically file U.S. patent applications, then international treaty applications, usually followed by filing foreign patent applications on our technology and products in those regions or countries where business considerations warrant filings. These countries include Japan, Canada, Australia, countries of the European Union, other European countries, and certain other Asian countries.

We have five U.S. patents that cover and/or relate to the use of anti-IgE and other allergy/asthma products. We also hold patents in Europe, Canada, Japan, Singapore, Hong Kong and Australia covering such products. We have additional anti-IgE patents pending in the United States and internationally. Some of our patents are co-owned with Novartis. We also cross license Genentech's patents covering anti-IgE products.

We have filed U.S. and international patent applications relating to anti-Factor D antibodies and anti-G-CSF receptor antibodies. We anticipate filing corresponding national phase applications in selected jurisdictions at the appropriate time. We have a number of other U.S. and foreign patents covering certain other proprietary technology and products, with over forty U.S. patents granted to date. Our issued patents expire between 2008 and 2014. We cannot assure you that one or more of the patents noted above would not be rescinded, held invalid, successfully opposed or revoked or narrowed or held unenforceable.

Patenting biotechnology-related products and processes can involve uncertain and complex legal and factual questions and, to date, policies regarding the breadth of claims allowed in biotechnology patents are not necessarily consistent. Patents, if issued, may be challenged, invalidated, limited in their scope of coverage, circumvented or held unenforceable. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology or different technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

Litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of these patents. We could incur substantial costs and divert technical and management personnel's time and attention if we must participate in litigation or if we must defend ourselves against patent suits against us. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without paying us. Moreover, we cannot assure you that our patents will not be infringed or successfully avoided through design innovation. Any of these events may materially and adversely affect our business.

In addition, other companies, some of which may be our competitors, have filed applications for or have been issued patents, and may obtain additional patents and proprietary rights, relating to products or processes used in, necessary to, competitive with or otherwise related to our patents and products. These products and processes include, among other items, patents covering technology relating to the type of humanized monoclonal antibodies that we anticipate developing. Protein Design Labs, Inc. owns certain patents and patent applications relating to these humanized antibodies. We have recently acquired the right to take non-exclusive licenses to these patents and patent applications for up to four of our products, excluding E25. We have agreed to pay license fees of $2.5 million in addition to $1.5 million that we paid Protein Design Labs under a previous agreement. In addition, we will pay approximately $4.0 million if we exercise our option to license all four antibodies, plus maintenance fees and continuing royalties. We do not know if licenses from Protein Design Labs will be available for our other antibody products. The Medical Research Council also owns patents relating to humanized antibodies, for which we hold a non-exclusive license. Our license permits us to humanize our murine monoclonal antibodies. In addition to our obligation to pay royalties on net sales of our products incorporating licensed technology, we paid a license fee of approximately $.05 million. Our Medical Research Council license also includes a sublicense to the Boss patent relating to antibody co-expression owned by Celltech, Ltd. Genentech has a pending application (the Cabilly Application) that is involved in an interference before the U.S. Patent & Trademark Office with the Celltech Boss patent.

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
We may also develop products that are chimeric antibodies. Genentech owns a patent (the Cabilly Patent) relating to chimeric antibodies and instituted suit against us in 1994 claiming that we infringed this patent. We settled the lawsuit and, pursuant to the settlement, we acquired a non-exclusive license to the Cabilly Patent, the Cabilly Application and other Genentech patents (or patents to which Genentech has a license and is free to grant a sublicense) relating to our anti-IgE antibody products. We also have certain rights to acquire a non-exclusive license from Genentech for the Cabilly Patent, the Cabilly Application and certain other Genentech patents for products not exclusively or co-exclusively licensed by Genentech to a third party and for certain products that do not compete with those of Genentech or its affiliates. In addition, other parties also own patents covering chimeric and/or deimmunized antibodies and/or processes applicable to making these antibodies.

In addition, we hold a non-exclusive license to certain patents and patent applications, including two U.S. patents, owned by Immunex Corporation, relating to the G-CSF receptor. The patents and applications cover certain reagents that may be involved in making our anti-G-CSF receptor antibodies and other products we are developing, under which we must pay license execution and maintenance fees and milestone payments for developed product aggregating up to $2.2 million in addition to continuing royalties on net sales of the products.

The scope, enforceability and validity of these patents, the extent to which we must obtain licenses under these patents or under other proprietary rights and the cost and availability of licenses are unknown, but these factors may limit our ability to market our products. Moreover, even if a license were available, the payments that would be required could render uneconomic our efforts to market certain of our products. If we elect to manufacture or market these products without either a license or a favorable result in litigation, damages could be assessed that could be materially adverse to us. Further, failure to obtain a license could result in an injunction prohibiting us from manufacturing or selling the affected lines of products.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for our technology if unauthorized use or disclosure of this information occurs. The parties to these agreements may breach them. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We require our employees, directors, consultants, advisors, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements on commencing an employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and certain other parties, the agreements provide that all inventions conceived by the individual shall be our exclusive property. We cannot assure you, however, that these agreements will provide meaningful protection for our confidential information or trade secrets against or in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

Producing and marketing our products and our research and development activities are subject to regulations relating to product safety and efficacy by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

Before we may market a pharmaceutical product in the United States, the FDA requires us to complete the following steps:

  o   preclinical laboratory and animal tests;

  o submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may commence;

  o adequate and well controlled human clinical trials conforming with good laboratory and clinical practices to establish the safety and efficacy of the product;

  o submission to the FDA of a New Drug Application, or NDA, with respect to drugs, and a BLA with respect to biological products; and

  o FDA approval of the NDA or BLA before any commercial sale or shipment of the product.

In addition, the FDA requires the registration of each drug and approval of each manufacturing establishment. For our monoclonal antibody products we are subject to the simplified, interim procedure for well-characterized biologicals. Domestic manufacturing establishments are subject to FDA inspection and must comply with current good manufacturing practices, or cGMP, for pharmaceutical products. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic FDA or other regulatory authority inspection under reciprocal agreements with the FDA.

Preclinical tests include laboratory evaluation and animal studies to assess the potential safety and efficacy of the product and its formulation. To comply with FDA regulations, laboratories must conduct these preclinical safety tests according to Good Laboratory Practices. The results of the preclinical tests are submitted to the FDA as part of an IND, and the FDA reviews the results before the commencement of human clinical trials. Unless the FDA objects, the IND will become effective 30 days following its receipt. There is no certainty that submission of an IND will result in FDA authorization to commence clinical trials. If we will ship a biological product produced within the United States to a foreign country for clinical trials, the product must comply with export regulations promulgated by the FDA before shipment.

Human clinical trials involve the administration of the investigational compound to patients or other volunteers under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board, or IRB, at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials are typically conducted in four sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the product is tested for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population:

  o to determine the efficacy of the product for specific, targeted indications;

  o   to determine dosage tolerance and optimal dosage; and

  o   to identify possible adverse effects and safety risks.

When a product is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken:

  o   to continue to evaluate clinical efficacy; and

  o to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

We cannot assure you that we will successfully complete clinical testing of our products within any specified time period, if at all. Furthermore, the FDA or we may suspend clinical trials at any time if it is felt that the subjects or patients are being exposed to an unacceptable health risk. Phase IV studies are typically done post-FDA approval to address safety issues not addressed in the Phase I/II/III programs, for example, chronic use of the product.

In the case of agents for life-threatening diseases, the initial human testing is generally done in patients rather than in healthy volunteers. Since these patients already are afflicted with the target disease, it is possible that these studies may provide results traditionally obtained in Phase II trials, potentially expediting the approval process. These trials are frequently referred to as "Phase I/II" trials.

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
The results of the pharmaceutical development, preclinical studies and clinical studies are submitted to the FDA in the form of an NDA or BLA to approve marketing and commercial shipment of the product. The testing and approval process frequently requires substantial time and effort and we cannot assure you that any approval will be granted on a timely basis, if at all. The FDA may deny an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information or require postmarketing testing and surveillance to monitor the safety and efficacy of the product. Notwithstanding the submission of this data, the FDA may ultimately decide that the application does not satisfy its regulatory criteria for approval. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

Among the conditions for NDA or BLA approval is that the prospective manufacturer's quality control and manufacturing procedures conform to cGMP. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full compliance.

In addition to FDA regulations, we are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations.

For marketing outside the United States, we also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Whether or not we obtain FDA approval,we must obtain approval of a product by the comparable regulatory authorities of foreign countries before manufacturing or marketing the product in those countries. The approval process varies from country to country and the time required for these approvals may differ substantially from that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages are comparable to the phases of clinical development established by the FDA.

COMPETITION

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical and chemical companies, as well as specialized biotechnology companies, perform activities similar to ours. Many of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours. Many of these companies have significant experience in preclinical testing, human clinical trials and other regulatory approval procedures. Consequently, we chose to enter into the collaboration agreements with Novartis and Genentech, in part to secure the benefit of their experience in these areas, as well as the contribution of their greater financial resources. In addition, colleges, universities, governmental agencies and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for using technology that they have developed. We compete with these institutions in recruiting and retaining highly qualified scientific personnel.

The diseases that we have targeted, including allergic diseases, autoimmune diseases, transplantation, cancer, inflammation, and HIV infection, are intensely competitive areas targeted by both pharmaceutical companies and other biotechnology companies, including our collaborators, Novartis and Genentech. All of these companies may have competitive products on the market, may be testing their products in clinical trials or may be focusing on product approaches that could prove to be superior to our approaches. For instance, we are aware that some of these companies, which may be our competitors, have filed applications for or have been issued patents and may obtain additional patent and proprietary rights relating to products or processes used in, necessary to, competitive with or otherwise related to, our products or processes. These patents include, among other items, patents relating to humanized monoclonal antibodies.

Additionally, our competition will be determined in part by the potential indications for which our antibodies are developed and ultimately approved by regulatory authorities. For some of our potential

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
products, an important factor in competition may be the timing of market introduction of our products or competitive products. Accordingly, we expect the relative speed with which we develop our products, complete the necessary approval processes and are able to generate and market commercial quantities of the products to be important competitive factors. We expect that competition among products approved for sale will also be based, among other factors, on product efficacy and safety, timing and scope of regulatory approval, product availability, advantages over alternative treatment methods, price and cost-effectiveness, development, distribution and marketing capabilities, third-party reimbursement and patent position.

We are aware that several companies, including Novartis, have existing products that will compete with E25, if it is approved for sale, including corticosteriods, beta-agonists, antihistamines, leukotriene inhibitors and allergen immunotherapy. In addition, several companies have products in development that may compete with E25. These companies include, but are not limited to, IDEC (Anti-CD23), Immunex (sIL-4R), CellTech/Schering-Plough (Anti-IL5), Merck/Biogen (VLA-4 inhibitors), Magainin/Genentech (anti-IL-9) and Protein Design Labs (Anti-IL4).

Our competitive position also depends upon our ability to:

  o   attract and retain qualified personnel;

  o obtain patent protection or otherwise develop proprietary products or processes;

  o   discover new therapeutic products that successfully treat human diseases;

  o secure sufficient capital resources to complete product development and regulatory processes;

  o   build or obtain manufacturing facilities; and

  o   build or obtain a sales organization.

MANUFACTURING

We have a small-scale production and purification facility in which we have produced our products in compliance with cGMP standards for use in Phase I and/or Phase II clinical trials. With funding from Novartis, we recently completed construction of a pilot manufacturing facility that we may use for larger-scale process development and cGMP production of animal cell culture derived products. The facility includes a 1500L bioreactor and occupies approximately 14,000 square feet of space now under lease to us in Houston, Texas. The new manufacturing facility is not yet operational, and the Company is pursuing required cGMP validation. While the facility is not yet operational, we are not obligated to repay our $10.0 million loan from Novartis, and Novartis has agreed to forgive our accrued interest obligations under the loan. If the facility becomes operational within a five year period, we will make interest and principal payments on the loan in amounts equal to 75% of net cash flow from the plant. The facility is available to both us and other companies for production of monoclonal antibodies and other biologic products for large-scale clinical trials and initial market launch.

Under our agreements with Novartis and Genentech, Novartis and Genentech must manufacture E25 and any other anti-IgE products selected by us and our collaboration partners for development, although we have retained the right to manufacture and supply up to 50% of the worldwide requirements for E25 and the other selected products. Genentech will supply the initial quantities of E25 for product launch. Novartis has announced that it intends to supply E25 from a facility now under construction that has a capacity of more than one ton of active substance per year.

Our current facility will not be adequate for commercial scale manufacturing requirements if we successfully develop our products. If we decide to establish a full-scale manufacturing facility, we will require substantial additional funds and must hire and train significant numbers of employees and comply with the extensive FDA regulations applicable to that facility.

MARKETING AND SALES

Novartis and Genentech will market E25 and the other products selected for development by the collaboration. Novartis and Genentech share U.S. marketing rights, and Novartis has marketing rights in Europe (with Roche retaining the option to participate in Europe). Novartis can market these products in

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
the rest of the world, including China, Hong Kong, Korea, Singapore and Taiwan, where we will share costs and profits with Novartis.

To effectively serve the worldwide markets, we intend to continue to collaborate with major pharmaceutical companies or prominent pharmaceutical sales and distribution organizations that can successfully market our products on a worldwide basis or within specific geographic territories. As we pursue strategic collaborations, we intend to reserve marketing rights for our products, to the extent commercially reasonable, including rights in the United States and selected Asian countries. We will focus initially on markets for which our products have a clear advantage over other therapies or which we may target using a relatively small sales force. We currently do not have an internal sales and marketing capability. If we elect to retain marketing rights, we will have to build a sales and marketing infrastructure.

FACILITIES

We currently lease 35,624 square feet of laboratory and office space in Houston, Texas, under a lease which expires in March 2002, subject to a five-year renewal option. This space includes a biological product manufacturing facility occupying approximately 14,000 square feet of space. We lease approximately 2,690 square feet of temporary laboratory and office space in the Amsterdam Science Park in The Netherlands and intend to lease approximately 10,760 square feet of space there when it becomes available in 2001. We also lease approximately 6,500 square feet of space in the Hsinchu Science Based Industrial Park in Taiwan.

We plan to obtain temporary additional space, before the end of 2000, to expand our research, clinical development and production capabilities. We are exploring alternatives to meet our longer term facility requirements for our U.S. operations. We do not foresee any significant difficulties in obtaining additional facilities.

HUMAN RESOURCES

Including the employees of our subsidiaries, we have 70 full-time employees, 59 of whom are based in the United States, 10 of whom are based in The Netherlands and one of whom is based in Taiwan. Approximately 55 of our employees are involved in research and product development activities. Thirty of our employees hold Ph.D., M.D. or Sc.D. degrees and ten employees hold other advanced degrees. We consider our relations with our employees to be good. None of our employees are covered by collective bargaining agreements. We enter into confidentiality agreements with all of our employees, directors and consultants. We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel.

PENDING LEGAL PROCEEDINGS

TANOX BIOSYSTEMS, INC. VS. AKIN, GUMP, STRAUSS, HAUER AND FELD, L.L.P., THE ROBINSON LAW FIRM AND WILLIAMS, BIRNBERG & ANDERSON, AMERICAN ARBITRATION ASSOCIATION NO. 70-199-0167-96. We are arbitrating a fee dispute with the law firms that represented us in connection with a lawsuit involving Genentech and Roche relating to, among other things, the intellectual property rights of the parties surrounding the development of anti-IgE technology. We settled the litigation contemporaneously with the formation of our collaboration with Genentech.

We initiated the arbitration proceeding after we and our attorneys could not reach agreement on the fee owed pursuant to the terms of our written fee agreement. The arbitration panel issued an award entitling the attorneys to receive approximately $3.5 million, including interest, payments ranging from 33 1/3% to 40% of the future milestone payments received by us from Genentech under the collaboration following product approval and 10% of the royalties that we receive on sales of anti-IgE products.

We sought a court order vacating the arbitration award on the grounds that the arbitration decision exceeds the scope of the fee agreement in dispute, deviates materially from the evidence presented and is unsupportable as a matter of law. However, a judgment was entered confirming the award. We intend to pursue all available remedies, including appealing the decision.

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
TANOX, INC. VS. NOVARTIS PHARMA AG, AMERICAN ARBITRATION ASSOCIATION NO. 50 T 153 00119 99; GENENTECH, INC., GENENTECH INTERNATIONAL LIMITED AND NOVARTIS PHARMA AG VS. TANOX, INC., CASE NO. C 99-2060; AND TANOX, INC. VS. GENENTECH, INC. AND GENENTECH INTERNATIONAL LIMITED, AMERICAN ARBITRATION ASSOCIATION NO. 74 Y 181 1113 99. We are currently pursuing clinical development of Hu-901 to determine its potential in treating peanut induced anaphylaxis independently of Novartis and Genentech. Novartis and Genentech have disputed our right to pursue development of Hu-901 independently and have claimed that we are using unspecified confidential and proprietary information of Novartis and Genentech that we have no right to use. We believe our agreements with Novartis and Genentech allow us to pursue the development of Hu-901.

In an effort to resolve this dispute, we initiated an arbitration with Novartis in March 1999 pursuant to our agreement with Novartis. In the arbitration, we are seeking to confirm our rights to independently develop certain anti-IgE products, including Hu-901, and to use know-how we received from Novartis. Novartis has claimed that the dispute does not constitute a dispute which we must arbitrate under our agreements and that our claimed rights to independently develop Hu-901 do not exist. Novartis has also claimed damages arising from our action.

In response to the arbitration initiated by us against Novartis, Novartis and Genentech jointly filed suit against us in April 1999 in the United States District Court for the Northern District of California. In the lawsuit, Novartis and Genentech seek declarations that we cannot develop Hu-901 independently, that we cannot use confidential and proprietary information obtained from Novartis or Genentech for independent product development, and that we cannot pursue separate arbitrations on these matters against both Novartis and Genentech. Novartis and Genentech also claim undetermined actual and punitive damages resulting from our independent development of Hu-901, and they also seek a permanent injunction stopping our Hu-901 development and preventing us from continuing with our arbitrations on these matters.

At the time the lawsuit was filed, Novartis also asked the Federal court for an emergency temporary stay of the arbitration requested by us. The United States District Court Judge denied Novartis' request and ordered Novartis to proceed with the arbitration.

In July 1999, we initiated an arbitration proceeding against Genentech. In this arbitration, we are seeking to confirm that Genentech expressly acknowledged our independent development rights in our agreement with them and that Genentech agreed to allow us to use and disclose their confidential and proprietary information for purposes contemplated by our separate agreement with Novartis. We also are seeking to confirm that we have not used any of their confidential and proprietary information and that Genentech's lawsuit claims are unsupportable and made in bad faith, have impaired our ability to exercise our rights under our agreements with Novartis, violate our agreed dispute resolution procedures and violate their agreement not to interfere in our separate disputes with Novartis. In response, Genentech asserts that their disputes with us are not subject to arbitration, and should remain in Federal court. Additionally, Genentech asserts that our arbitration with Novartis should be joined with Genentech's arbitration.

In September 1999, the United States District Court Judge issued an order staying all proceedings in the lawsuit and both arbitrations, except for the parties' opportunity to engage in limited written discovery in the form of requests for production of documents and written questions to each other. The Judge's order required the parties, with their respective chief executive officers present, to undertake to mediate all matters in dispute between them. The mediation took place on November 2 and 3, 1999 in San Francisco, California, and concluded unsuccessfully. To continue our arbitration proceedings, we must ask the court to allow our respective arbitrations with Novartis and Genentech to proceed.

We intend to continue to pursue independent development of Hu-901 during the pendency of the above-described actions. If we are unsuccessful in these actions, we may not independently develop Hu-901 and other anti-IgE products covered by the collaboration with Novartis and Genentech and could be required to pay damages that could be significant.

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
                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

Our directors, executive officers and key employees, and their ages and positions as of March 31, 2000 are:


NAME                                  AGE            POSITION
----                                  ---           -----------
Nancy T. Chang, Ph.D...............   50  Chairman of the Board,
                                          President and Chief Executive
                                            Officer
John C. Morris.....................   56  Senior Vice President of
                                          Operations
David W. Thomas, Ph.D. ............   52  Senior Vice President of
                                          Research and Development
David Duncan, Jr...................   51  Vice President of Finance and
                                          Chief Financial Officer
John Blickenstaff..................   46  Vice President of
                                          Administration, Secretary and
                                            Treasurer
George Y. Wang, Sc.D...............   46  Vice President of Process
                                          Development and Production
Eric P. Mirabel, J.D., LL.M. ......   44  Vice President of Intellectual
                                          Property
Tse Wen Chang, Ph.D.(1)(2).........   52  Director
Osama I. Mikhail, Ph.D.(1)(2)......   52  Director
William J. Jenkins, M.D.(2)........   52  Director

---------------------------

(1)  Member of the compensation committee.

(2)  Member of the audit committee.

NANCY T. CHANG, PH.D. is one of our co-founders and has served as our President and Chairman of the Board of Directors since our organization in March 1986. Dr. Chang has served as our Chief Executive Officer since June 1990. From 1986 to 1992, Dr. Chang served as an Associate Professor at Baylor College of Medicine in the Division of Molecular Virology. Between 1981 and 1986, Dr. Chang was employed by Centocor, Inc., serving as the Director of Research, Molecular Biology Group, from 1984 to 1986. From 1980 to 1981, she was employed by Roche Institute of Molecular Biology. Dr. Chang received her Ph.D. in biological chemistry from Harvard University.

JOHN C. MORRIS has served as our Senior Vice President of Operations since September 1997. From September 1996 to September 1997, he served as our Vice President of Quality Assurance. Prior to coming to us, Mr. Morris served as President at Oread Laboratories, Inc. from 1995 to 1996. From 1992 to 1995, Mr. Morris served as Vice President of Production Development, Regulatory Affairs and Quality Assurance at Sanofi Animal Health Inc. Mr. Morris received an M.S. in microbial biochemistry from the University of Missouri.

DAVID W. THOMAS, PH.D. has served as our Senior Vice President of Research and Development since November 1997. Prior to joining us, Dr. Thomas served as Vice President of Biological Research at Hybridon, Inc. in 1997. From 1988 to 1997, he served as Director of Cell Biology and Immunology at Biogen, Inc. Prior to his positions at Biogen and Hybridon, Dr. Thomas held professorships at the University of Michigan Medical School and Washington University in St. Louis, Missouri. He received his Ph.D. degree in microbiology and immunology from the University of Colorado Health Sciences Center, followed by a postdoctoral fellowship in the Laboratory of Immunology of the National Institute of Allergy and Infectious Disease at the National Institutes of Health.

DAVID DUNCAN, JR. has served as our Vice President of Finance and Chief Financial Officer since August 1998. Prior to joining us, from 1994 to March 1998, he served as Chief Financial Officer at Neuromedical Systems, Inc., which filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. bankruptcy code on March 26, 1999. From 1988 to 1994, Mr. Duncan served as Chief Financial Officer at Telios

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
Pharmaceuticals, Inc. From 1983 to 1988, he served as the Controller at Hybritech Incorporated. Mr. Duncan received an MBA from Indiana University.

JOHN BLICKENSTAFF has served as our Vice President of Administration since April 1989 and has also served as Vice President of Finance from that time until March 1996. Mr. Blickenstaff also served as our Chief Financial Officer from June 1990 until March 1996. He joined us in March 1987 as Director of Finance and Administration, becoming our Secretary and Treasurer in September 1987. Between 1984 and 1987, Mr. Blickenstaff served as Operations Manager at Montgomery Engineering Company. Mr. Blickenstaff holds a B.S. in health sciences and an MBA from Brigham Young University.

GEORGE Y. WANG, SC.D. has served as our Vice President of Process Development and Production since October 1994. He joined us in 1991 as our Assistant Director, BioProcessing Development. Prior to joining us, Dr. Wang held various engineering and management positions at IDEC Pharmaceuticals Corp., BP Amoco Corporation and MGI Pharmaceuticals, Inc. Dr. Wang received his Sc.D. in biochemical engineering from Massachusetts Institute of Technology.

ERIC MIRABEL has served as our Vice President of Intellectual Property since 1994. He joined us in 1990 as our Patent Counsel. From 1986 to 1990 Mr. Mirabel practiced intellectual property law with the Houston firm of Butler and Binion. Mr. Mirabel received a B.S. in biochemistry from the University of British Columbia, a J.D. from Northwestern School of Law at Lewis and Clark College, and an LL.M. in patent and trade regulation law from the National Law Center at George Washington University.

TSE WEN CHANG, PH.D. is one of our co-founders and has served as a member of our board of directors since our organization in March 1986. Dr. Chang served as our Vice President of Research and Development and Chief Scientific Officer from March 1986 until January 1997 when he resigned that position to assume the position of Dean of the College of Life Sciences at National Tsing Hua University in Hsinchu, Taiwan. Dr. Chang is currently a professor there. Dr. Chang was a professor at Baylor College of Medicine in the Division of Molecular Virology from 1986 to 1991. From 1984 to 1986, Dr. Chang served as Vice President of Research at Centocor, Inc. Dr. Chang obtained his Ph.D. from Harvard University in cell and developmental biology.

OSAMA MIKHAIL, PH.D. has served as a member of our board of directors since 1994, and also has served as a consultant to us since 1993. Dr. Mikhail is currently Senior Vice President and Chief Strategic Officer at St. Luke's Episcopal Health System and Professor of Management and Policy Sciences at the University of Texas, School of Public Health, both in the Texas Medical Center, Houston, Texas. Dr. Mikhail has been associated with St. Luke's and the University of Texas School of Public Health since 1989. Dr. Mikhail received an MBA from the University of Pennsylvania's Wharton School and an M.S. and Ph.D. from the Graduate School of Industrial Administration, Carnegie-Mellon University.

WILLIAM J. JENKINS, M.D. has served as a member of our board of directors since November 1999. Since the beginning of 1999, Dr. Jenkins has been a strategic consultant to the pharmaceutical industry, primarily at Hoffman-La Roche Inc. Prior to that, he served as Head of Clinical Development & Regulatory Affairs and a member of the board of directors of Novartis Pharma AG in Basel, Switzerland since 1992. Dr. Jenkins served as Head of Clinical Research for the Glaxo Group from 1988 to 1992. Dr. Jenkins received his medical degrees from the University of Cambridge.

SCIENTIFIC ADVISORS

An important component of our scientific strategy is to establish collaborative relationships with leading researchers in our fields of interest. Certain of our scientific advisors attend periodic meetings and provide us with specific expertise in both research and clinical development. In addition, we have collaborative research relationships with certain individual advisors. We do not employ our scientific advisors, and they may have commitments to or consulting or advisory agreements with other entities that may limit their availability to us. These companies may also compete with us. Several of our advisors have, from time to time, devoted significant time and energy to our affairs. In general, our scientific advisors may hold stock options, own our stock and/or receive financial remuneration for their services.

Our scientific advisors include:


NAME                                        TITLE AND AFFILIATION
----                                       -----------------------
K. Frank Austen, M.D................ Director, Inflammation and Allergic
                                     Diseases Brigham and Women's Hospital,
                                     Boston, Massachusetts
James Larrick, M.D., Ph.D........... Managing Director and Founder,
                                     Panorama Research, Inc.
Ethan M. Shevach, M.D............... Chief, Cellular Immunology Section,
                                     National Institutes of Health


COMPOSITION OF THE BOARD OF DIRECTORS

Our amended and restated certificate of incorporation and bylaws divide our board of directors into three classes of equal number: Classes I, II and III. Our stockholders elected directors comprising Class I to a term of office to expire at the 2001 annual meeting of stockholders; directors comprising Class II to a term of office to expire at the 2002 annual meeting of stockholders; and directors comprising Class III to a term of office to expire at the 2003 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2001, the stockholders will elect the successors to directors whose terms will then expire. These directors will serve from the time of election and qualification until the third annual meeting of stockholders following election and until a successor is duly elected and qualified.

Our bylaws also authorize the board of directors to fix the number of directors at not less than one nor more than nine. The board of directors currently has four members. The board of directors is considering an increase in the number of directors. Currently, Osama Mikhail is designated as a Class I director, whose term expires at the 2001 annual meeting of stockholders; Tse Wen Chang is designated as a Class II director, whose term expires at the 2002 annual meeting of stockholders; and Nancy T. Chang and William J. Jenkins are designated as Class III directors, whose terms expire at the 2003 annual meeting of stockholders. Each officer serves at the discretion of the board of directors.

There are no family relationships among any of our directors, executive officers or key employees, although Drs. Nancy T. Chang and Tse Wen Chang previously were married.

Our bylaws also require the affirmative vote of holders of at least two-thirds of the issued and outstanding shares of common stock to remove any director or the entire board of directors. Directors can only be removed for "cause."

DIRECTOR COMPENSATION

As compensation for serving on the board of directors, we granted Dr. Mikhail options to acquire 108,000 shares of common stock, 96,000 of which were granted at an exercise price per share of $1.04 and are all currently exercisable, 8,000 of which were granted at an exercise price per share of $4.06, none of which are currently exercisable, and 4,000 of which were granted at an exercise price per share of $12.50, none of which are currently exercisable. All of his options vest over a three-year period. On February 17, 2000, we granted Dr. Jenkins options to acquire 24,000 shares of common stock at an exercise price per share of $12.50, none of which are currently exercisable, and all of which vest over a two-year period. Outside directors also receive $1,000 for each board meeting attended and $500 for each committee meeting attended, except for Dr. Tse Wen Chang, who is compensated under a consulting agreement with us. Other than the foregoing, the directors receive no other compensation for their services as directors. We reimburse our outside directors, on request, for reasonable out-of-pocket expenses incurred in attending board meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors currently has two committees: an audit committee and a compensation committee.

The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of audit and other services provided by our independent auditors and reviews the accounting principles and auditing practices and procedures to be used for our financial statements.

The compensation committee reviews and makes recommendations to our board of directors regarding the compensation of officers and other managerial employees. The compensation committee also considers and recommends grants of stock options under our stock option plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee made decisions concerning the compensation of our executive officers for the years ended December 31, 1997, 1998 and 1999, during which time Nancy T. Chang, our Chairman of the Board, President and Chief Executive Officer has been a member of the committee. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation we paid during the year 1999 to our chief executive officer and the four highest paid executive officers whose total annual salary and bonus exceeded $100,000. These individuals are referred to as the "named executive officers" here and elsewhere in this prospectus.

                                                    ANNUAL COMPENSATION
                                        -------------------------------------------
                                                                      OTHER ANNUAL
NAME AND PRINCIPAL POSITION               SALARY          BONUS       COMPENSATION
-------------------------------------   -----------    -----------    -------------
Nancy T. Chang.......................    $ 368,622       $58,000         $12,132(1)
  Chairman of the Board, President
  and Chief Executive Officer
John C. Morris.......................      154,587        10,000          --
  Senior Vice President of Operations
David W. Thomas......................      199,548        10,000          --
  Senior Vice President of Research
  and Development
David Duncan, Jr.....................      164,221         5,000          10,569(2)
  Vice President of Finance and
  Chief Financial Officer
George Y. Wang.......................      134,359        --              --
  Vice President of Process
  Development
  and Production

---------------------------

(1) Dr. Chang's other annual compensation includes $7,549 of taxable income associated with a company car, $4,000 associated with 401(k) matching and $583 relating to group term life insurance.

(2) Mr. Duncan's other annual compensation includes $8,800 related to housing expenses, $1,054 associated with 401(k) matching and $715 relating to group term life insurance.

                               1999 OPTION GRANTS

The following table sets forth information regarding options granted to each of our named executive officers during the year 1999. The exercise prices of the options we granted were the fair market value of our common stock on the date of grant, as determined by the compensation committee of our board of directors. In determining the fair market value, the compensation committee considered information contained in a then current valuation report made for tax purposes, market conditions, business prospects, and the absence of a market for our common stock.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

  o multiplying the number of shares of common stock under the option by $28.50 per share;

  o assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

  o   subtracting from that result the aggregate option exercise price.

The options in this table were granted under our 1997 Stock Plan, have 10-year terms, will terminate before their expiration dates if the optionee leaves his employment with us, and, unless otherwise noted, vest over a period of five years. We have not granted any stock appreciation rights.

The percentage shown below of options granted is based on an aggregate of 117,120 options we granted to employees during 1999.

                                                                                                               POTENTIAL REALIZABLE
                                                                                                                VALUES AT ASSUMED
                                         NUMBER OF      PERCENT OF TOTAL                                      ANNUAL RATES OF STOCK
                                         SECURITIES     OPTIONS GRANTED                                       PRICE APPRECIATION FOR
                                         UNDERLYING       TO EMPLOYEES                                             OPTION TERM
                                          OPTIONS          IN FISCAL         EXERCISE PRICE      EXPIRATION   ----------------------
                NAME                      GRANTED          YEAR 1999           PER SHARE            DATE         5%          10%
-------------------------------------   ------------    ----------------    ----------------    ------------  ---------  -----------
Nancy T. Chang.......................          --              --                  --                   --          --          --
John C. Morris(1)....................      16,000             13.7%              $ 8.13           01/25/09    $ 612,696  $ 1,052,667
                                            8,000              6.8                12.50           12/01/09      271,388      491,373
David W. Thomas(2)...................      16,000             13.7                 8.13           01/25/09      612,696    1,052,667
                                           16,000             13.7                12.50           12/01/09      542,776      982,747
David Duncan, Jr.....................          --              --                  --                   --          --          --
George Y. Wang(3)....................       4,000              3.4                12.50           12/01/09      135,694      245,687

---------------------------

(1) The vesting start date for the options to purchase 16,000 shares of common stock granted to Mr. Morris is January 25, 1999. 9,600 of these options vest over a period of three years and the remaining 6,400 of these options vest over a period of five years. The vesting start date for the options to purchase 8,000 shares of common stock granted to Mr. Morris is December 1, 1999. 4,800 of these options vest over a period of three years and the remaining 3,200 of these options vest over a period of five years.

(2) The vesting start date for the options to purchase 16,000 shares of common stock granted to Mr. Thomas is January 25, 1999. The vesting start date for the options to purchase an additional 16,000 shares of common stock granted to Mr. Thomas is December 1, 1999.

(3)  The vesting start date for these options is December 1, 1999.

                               1999 OPTION VALUES

The following table describes for the named executive officers the exercisable and unexercisable options held by them as of December 31, 1999. No options were exercised by the named executive officers during the fiscal year ended December 31, 1999. The "Value of Unexercised In-the-Money Options at December 31, 1999" shown in the table is based on the initial public offering price of $28.50 per share, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

                                             NUMBER OF SECURITIES
                                        UNDERLYING UNEXERCISED OPTIONS         VALUE OF UNEXERCISED
                                                                             IN-THE-MONEY OPTIONS AT
                                             AT DECEMBER 31, 1999               DECEMBER 31, 1999
                                        ------------------------------    ------------------------------
NAME                                    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------   ------------    --------------    ------------    --------------
Nancy T. Chang.......................      260,800          391,200        $ 5,476,800      $8,215,200
John C. Morris.......................       51,199          100,801          1,075,179       2,066,821
David W. Thomas......................       80,000          152,000          1,980,000       3,552,000
David Duncan, Jr.....................       38,399          153,601            782,380       3,129,620
George Y. Wang.......................      201,600            4,000          5,523,171          64,000

EMPLOYMENT AGREEMENTS

We do not have employment agreements with our executive officers, other than agreements that we maintain with all of our employees and option agreements under which we issue incentive and non-qualified stock options to employees.

EMPLOYEE BENEFIT PLANS

1987 STOCK OPTION PLAN

Our 1987 Stock Option Plan expired on June 24, 1997. This plan provided for the grant of incentive stock options, which were intended to qualify for favorable tax treatment, and non-qualified stock options to eligible parties who were employees. Our board of directors adopted and our stockholders approved the plan on June 25, 1987. Under the terms of the plan, as amended in April 1989, we could issue options on 4,320,000 shares of our common stock.

Special provisions applied to incentive stock options granted under the plan, including requirements that the exercise price of incentive stock options be at least equal to the fair market value of the common stock on the date of the grant. There was also a $100,000 limit on the value of stock, determined at the time of grant, covered by incentive stock options that first become exercisable by a holder in any calendar year.

No person could receive an incentive stock option under the plan if, at the time of grant, the person owned directly or indirectly more than 10% of our total combined voting power. This restriction did not apply, however, if the option price was at least 110% of the fair market value of the common stock, and the exercise period was limited to five years.

If a reorganization, recapitalization, stock dividend, merger, consolidation or other change in corporate structure affecting the number of issued shares of our common stock occurred, then our board of directors could make equitable adjustments to the terms of this plan. In particular, the board could make an equitable adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by outstanding awards under this plan and the exercise prices of these awards. After the adjustments, any incentive stock options granted under the plan must have continued to constitute incentive stock options under applicable tax laws. Our board of directors could amend or terminate this plan at any time, although certain amendments required stockholder approval and an amendment or termination could not adversely affect any rights under outstanding stock options without the holder's consent.

For the year ended December 31, 1999, we granted no options, we cancelled options to purchase 32,000 shares of common stock and the holders of options to purchase 1,738,320 shares of common stock exercised those options. As of December 31, 1999, options to purchase an aggregate of 2,242,800 shares of common stock held by 26 employees were outstanding under the plan at exercise prices ranging from $0.28 to $7.50 per share with a weighted average exercise price of $4.03 per share. These options consist of incentive stock options to purchase 856,264 shares at a weighted average exercise price of $3.78 per share and non-qualified options to purchase 1,386,536 shares at a weighted average exercise price of $4.19 per share. At December 31, 1999, no shares were available for future option grants under the plan. After December 31, 1999, employees exercised options to purchase 566,740 shares of common stock.

1997 STOCK PLAN

The board of directors adopted our 1997 Stock Plan on September 19, 1997, and our stockholders approved the plan to be effective as of November 1, 1997. This plan provides for the grant of incentive stock options to our employees and the grant of non-qualified stock options, awards of stock, stock appreciation rights, purchase rights and performance units to all types of eligible parties. The board of directors or, in the discretion of the board, the compensation committee or other committee appointed by the board of directors, consisting of at least two members of the board of directors administers the plan. We may grant options or other rights under the plan to some of our and our subsidiaries' directors, employees, consultants and advisors. We may also, with the consent of the holder, convert a holder's incentive stock options into non-qualified stock options. We have reserved 8,000,000 shares of authorized but unissued common stock for issuance under the plan. The plan extends for a 10-year period, beginning November 1, 1997.

Special provisions apply to incentive stock options granted under the plan in a manner that is similar to those granted under the 1987 Stock Option Plan. The 1997 Stock Plan also contains adjustment provisions that are similar to those in the 1987 Stock Option Plan.

For the year ended December 31, 1999, we granted options to purchase an aggregate of 125,120 shares of common stock under the 1997 Stock Plan at a weighted average exercise price of $10.60 per share. This includes incentive stock options to purchase 102,720 shares at a weighted average exercise price of $10.59 per share and non-qualified options to purchase 22,400 shares at a weighted average exercise price of $10.63 per share. In 1999, options to purchase 3,200 shares of common stock were exercised and options to purchase 8,000 shares were cancelled.

As of December 31, 1999, 39 individuals held options to purchase a total of 636,320 shares of common stock under the plan at exercise prices ranging from $3.75 to $12.50 per share with a weighted average exercise price of $7.05 per share. These options consist of incentive stock options to purchase 206,656 shares at a weighted average exercise price of $9.71 per share and non-qualified options to purchase 429,664 shares at a weighted average exercise price of $5.77 per share. At December 31, 1999, there were 7,360,480 shares available for future option grants under the plan. After December 31, 1999 we granted options to purchase 35,500 shares of common stock, and option holders exercised options to purchase 15,287 shares of common stock.

1992 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

Under our 1992 Non-Employee Directors Stock Option Plan, we may grant non-qualified stock options to certain directors who are not also our employees. The plan was adopted by the board of directors and approved by our stockholders on January 10, 1992. The number of shares of common stock eligible for issuance under the plan is 480,000. The compensation committee administers the plan. We may issue options under the plan at any exercise price determined by the compensation committee. Generally, options granted under the plan expire upon voluntary resignation of the holder from the board of directors. Upon termination of a holder's tenure as a director for any other reason, the holder must exercise the options within 60 days thereafter or within 180 days after the holder's death or disability, but in no event later than the originally prescribed term of the option. Unless otherwise determined by the compensation committee, options granted under the plan vest over a three-year period. The plan terminates on January 10, 2002, unless earlier terminated by the board of directors.

For the year ended December 31, 1999, we granted options to purchase a total of 12,000 shares of common stock under the plan at a weighted average exercise price of $6.88 per share. As of December 31, 1999, one director held options to purchase an aggregate of 108,000 shares of common stock under the plan at exercise prices ranging from $1.04 to $12.50 per share with a weighted average of $1.69 per share. At December 31, 1999, 372,000 shares were available for future option grants under the plan. After December 31, 1999, we granted options to purchase 24,000 shares of common stock to one of our directors at an exercise price per share of $12.50 that vest over a two-year period. No options issued under the plan have been exercised.

2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

Our board of directors adopted, and our stockholders approved, the 2000 Non-Employee Directors' Stock Option Plan on February 17, 2000. The plan automatically grants options to purchase shares of our common stock to our non-employee directors. The board of directors administers the plan. We have reserved a total of 500,000 shares of our common stock for issuance under the plan. We have not issued any options under this plan.

After this offering, we will automatically issue options to our non-employee directors under this plan as follows:

  o each person who is elected or appointed to be a non-employee director for the first time will automatically receive an initial grant to purchase 15,000 shares; and

  o each person who is re-elected or re-appointed as a non-employee director will automatically receive a grant to purchase 5,000 shares.

Directors serving on the board as of February 17, 2000 may not receive any options under this plan.

The options are exercisable immediately but vest 1/36th per month for each month after the date of the grant over three years. As long as the option holder continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the option will continue to vest and be exercisable during its term.

The options have an exercise price equal to 100% of the fair market value of our common stock on the grant date.

The option term is ten years. Options terminate on the earlier of normal option termination or three months after the option holder's service terminates. If this termination is due to the option holder's disability, the post-termination exercise period is extended to the earlier of normal option termination or 12 months. If termination is due to the option holder's death or if the option holder dies within three months of the date on which his or her service terminates, the post-termination exercise period is extended to the earlier of normal option termination or 18 months following death.

The option holder may transfer the option by gift to immediate family members or for estate planning purposes. The option holder may also designate a beneficiary to exercise the option if the option holder dies. If the option holder does not designate a beneficiary, the option exercise rights will pass by the option holder's will or by the laws of descent and distribution.

If an option holder does not purchase the shares subject to his or her option before the option expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the plan.

Transactions that do not involve our receiving consideration, including a merger, consolidation, reorganization, stock dividend and stock split, may trigger a change in the class and number of shares subject to this plan and to outstanding options. If any of these events occurs, the board of directors will appropriately adjust the plan as to the class and the maximum number of shares subject to the plan and the automatic option grants. It will also adjust outstanding options as to the class, number and price of shares subject to these options.

If we dissolve or liquidate, outstanding options will terminate immediately before this event. However, we treat outstanding options differently in the following situations:

  o a sale, lease or other disposition of all or substantially all of our assets;

  o   a merger or consolidation in which we are not the surviving corporation;
      and

  o a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately before the merger are converted by virtue of the merger into other property.

In these situations, any surviving entity will either assume or replace all outstanding options under the plan. Otherwise, the vesting of the options will accelerate.

The board of directors may suspend or terminate the plan at any time.

GENERAL

We intend to file a registration statement on Form S-8 upon the completion of this offering to register the sale of common stock issuable upon exercise of stock options issued under our stock option plans.

401(K) PLAN

Effective January 1, 1992, we adopted a qualified retirement plan, or 401(k) plan, covering all of our employees who are at least 21 years of age and have completed at least one year of service with us. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,500 in 2000) and have the amount of the reduction contributed to the plan. The plan is covered by the Employee Retirement Income Security Act of 1974. We also intend for the plan to satisfy certain federal income tax law requirements so that the contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until they withdraw from the plan. We also intend for any contributions we make to the plan to be deductible by us for federal income tax purposes.

The trustee of the plan, at the direction of each participant, invests the assets of the plan in any of nine investment options. The plan permits, but does not require, us to make additional matching contributions on behalf of all participants in the plan. For the year ended December 31, 1998, we contributed matching contributions of approximately $66,000 to the plan. Our matching contribution for the year ending December 31, 1999 was 50% of employee contributions up to a maximum employer contribution of 2.5% of each participant's total compensation. Our matching contribution for the year ending December 31, 2000 will be 50% of employee contributions up to a maximum employer contribution of 2.5% of each participant's total compensation. The compensation committee of the board of directors administers the plan.

OTHER OPTIONS

We have granted non-qualified stock options not covered by the 1987 Stock Option Plan, the 1997 Stock Plan or the 1992 Non-Employee Directors Stock Option Plan to an outside, non-affiliated director and to key advisors and consultants to purchase an aggregate of 196,800 shares of common stock, net of cancellations, as of December 31, 1999, at a weighted average exercise price of $1.31 per share. All of these options are currently exercisable. After December 31, 1999, consultants exercised options to purchase 74,400 shares of common stock.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2000 by:

  o each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

  o   each of our directors;

  o   each of our named executive officers; and

  o   all directors and officers as a group.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 33,973,123 shares of common stock outstanding as of March 31, 2000, and also lists applicable percentage ownership based on 41,473,123 shares of common stock outstanding after completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of March 31, 2000, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options." These shares are included in the number of shares listed in the column labeled "Total Number."

Unless otherwise indicated, the principal address of each stockholder below is: c/o Tanox, Inc., 10301 Stella Link, Houston, Texas 77025.

                                                          SHARES BENEFICIALLY OWNED
                                        --------------------------------------------------------------
                                          TOTAL      SHARES SUBJECT    PERCENT BEFORE    PERCENT AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER        TO OPTIONS         OFFERING         OFFERING
-------------------------------------   ---------    --------------    --------------    -------------
DIRECTORS AND NAMED OFFICERS
Nancy T. Chang(1)....................   6,977,643        260,800            20.4%             16.7%
Tse Wen Chang(2).....................   6,564,239             --            19.3              15.8
George Y. Wang.......................     209,925        142,000           *                 *
Osama I. Mikhail(3)..................     103,467        103,467           *                 *
David W. Thomas(4)...................      86,400         83,200           *                 *
John C. Morris.......................      54,399         54,399           *                 *
David Duncan, Jr. ...................      38,399         26,092           *                 *
William J. Jenkins(5)................          --             --          --                --
All directors and officers as a group
  (10 persons)(6)....................   15,018,760       791,858            43.2              35.5
5% STOCKHOLDERS
Novartis AG(7).......................   6,373,732             --            18.8%             15.4%
Alafi Capital Company(8).............   2,514,724             --             7.4               6.1

(FOOTNOTES ON FOLLOWING PAGE)

---------------------------

  *   Less than 1%

 (1) Includes 6,429,318 shares of common stock owned by Robinhood Ventures, L.P. and 34,816 shares of common stock owned by AMC Ventures, L.P. Apex Enterprises, Inc., a corporation wholly-owned by Dr. Chang, is the sole general partner of Robinhood Ventures, L.P. and AMC Ventures, L.P. and has voting and investment control over the common stock owned by them. Includes 248,847 shares held in trust by Dr. Chang for her children. Includes 3,862 shares held by Dr. Chang's minor daughter, with respect to which Dr. Chang disclaims beneficial ownership.

 (2) Includes 247,705 shares held in trust by Dr. Chang for his children. Dr. Chang's address is College of Life Sciences, National Tsing Hua University, Hsinchu, Taiwan, Republic of China.

 (3)  Dr. Mikhail's address is 6720 Bertner Ave., Suite B111, Houston, Texas
      77030.

 (4) Includes 2,400 shares held by Dr. Thomas' spouse and children, with respect to which Dr. Thomas disclaims beneficial ownership.

 (5) Dr. Jenkins' address is Gelham, Church Road, Waxham, Norfolk NR12 0DY, United Kingdom.

 (6) See footnotes 1, 2 and 4 above. Includes 862,388 shares of common stock and 121,900 shares subject to options held by officers not shown in the table above.

 (7)  The address of Novartis AG is S-202.502, CH-4002, Basel, Switzerland.

 (8) Includes 216,000 shares of common stock held by the Alafi Family Foundation, a non-profit organization, with respect to which Mr. Alafi disclaims beneficial ownership. Mr. Alafi is the General Partner of Alafi Capital Company. Alafi Capital Company's address is P.O. Box 7338, Berkeley, California 94707.

                              CERTAIN TRANSACTIONS

REGISTRATION RIGHTS

Some of our stockholders, including Nancy T. Chang, our Chairman, President and Chief Executive Officer, and Novartis and Tse Wen Chang, each of whom owns more than 10% of our common stock, have certain registration rights, which they may exercise after this offering. They may request that we register their shares for sale with the Securities and Exchange Commission, and, if all of the conditions that are contained in our agreements with them are met, we must register their shares. We must bear all the expenses of a registration. There are some restrictions on their rights, including that we are not obligated to effect more than one registration for their shares, except that we may be required, in certain circumstances, to register their shares up to three times using a short-form registration. For a more detailed description see also "Description of Capital Stock -- Registration Rights."

NOVARTIS NOTE PAYABLE

We have a loan agreement with Novartis, which, prior to this offering, held 18.9% of our common stock. Under the agreement, Novartis loaned us $10.0 million, bearing interest at a rate equal to LIBOR plus two percent (8.1% at December 31, 1999). Novartis has agreed to forgive interest on the loan through December 31, 1999. The loan is due December 31, 2005. Tanox and Novartis have agreed in principle that Novartis may partially or totally forgive the principal and future interest payments based on our future use of the facility.

COLLABORATION AGREEMENTS WITH NOVARTIS

We also have agreements with Novartis to jointly develop anti-IgE antibody products. For a more detailed description see "Business -- Collaboration and Licensing Agreements."

TRANSACTIONS WITH DIRECTORS

In addition to being one of our directors, Tse Wen Chang is a consultant to us. In 1999, we paid $48,000 to Dr. Chang under the terms of his consulting agreement. Our Taiwan subsidiary, TanAsia Pharma, Ltd., also entered into a collaboration agreement, which expired in June 1999, with Dr. Chang and the National Tsing Hua University. Dr. Chang is a professor, and was formerly Dean of the College of Life Sciences, at National Tsing Hua University. Under the agreement with the university, Dr. Chang and other scientists at the university participated in certain research and development activities for our benefit. In 1999, we paid the university $20,250 under the terms of that agreement.

LOANS TO MANAGEMENT

In April 1999, we loaned John Blickenstaff, our Vice President of Administration, Secretary and Treasurer, $161,250 to enable him to purchase 258,000 shares of our common stock, pursuant to stock options he held that were soon to expire. This full recourse loan is secured by shares of our common stock owned by Mr. Blickenstaff, bears interest at a rate of 8.5% and is due and payable in full in September 2001.

In October 1999, we loaned David W. Thomas, our Senior Vice President of Research and Development, $150,000 to enable him to purchase a residence in Houston. The loan is unsecured, bears interest at a rate of 8.5% per annum and is due and payable in full on the first to occur of the sale of his Massachusetts residence or July 15, 2000.

                          DESCRIPTION OF CAPITAL STOCK

We may issue up to 120,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 2000, there were 33,973,123 shares of common stock outstanding held by 196 stockholders of record, and no shares of preferred stock were outstanding.

We do not intend the following summary description of our capital stock to be complete and we qualify the description by referring to the provisions of applicable law and to our amended and restated certificate of incorporation and our bylaws, filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

Based on the number of shares outstanding as of March 31, 2000 and giving effect to the issuance of the 7,500,000 shares of common stock offered pursuant to this prospectus there will be 41,473,123 shares of common stock outstanding upon the completion of this offering. In addition, as of March 31, 2000, there were outstanding stock options to purchase 2,586,993 shares of common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock may receive ratably the dividends, if any, declared from time to time by the board of directors out of legally available funds. Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of our securities. If any liquidation, dissolution or winding-up of our affairs occurs, holders of common stock may share ratably in our assets remaining after provision for payment of liabilities to creditors. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that we may issue in the future.

PREFERRED STOCK

We have no present plans to issue any shares of preferred stock. However, the board of directors may, without action by the stockholders, designate and issue preferred stock in one or more series and designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock.

REGISTRATION RIGHTS

After the completion of this offering, the holders of 21,539,756 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights include demand registration rights.

Under the terms of the agreements providing registration rights, the holders of a specified minimum number of shares can demand that we register their shares. We must use our best efforts to effect a registration, subject to conditions and limitations. We are not required to effect more than three of these registrations pursuant to these demand registration rights. Under the terms of the agreements providing registration rights, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and may include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. These registration rights have been waived with respect to this offering. Furthermore, stockholders with demand registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations. We generally must bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. We also have agreed to indemnify stockholders who include shares in a registration statement from losses arising from violations by us of applicable securities laws in connection with the registration. Registration of any of the shares of common stock held by stockholders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  o before the date of the business combination, the board of directors of the corporation approves the transaction;

  o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock; or

  o the board of directors and at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder approve the business combination.

A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, various provisions of our amended and restated certificate of incorporation and our bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

REMOVAL OF DIRECTORS; VACANCIES. Our bylaws provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of our total outstanding voting stock. Vacancies on our board of directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.

CLASSIFIED BOARD OF DIRECTORS. Our bylaws divide our board into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR
NOMINATIONS. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 30 nor more than 60 days prior to the annual meeting. If less than 40 days notice has been given to the stockholders for the meeting, notice by the stockholder, to be timely, must be received not later than the close of business on the 10th day following the date on which notice of the meeting is given to stockholders.

Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting.

SPECIAL MEETINGS OF STOCKHOLDERS. Our bylaws provide that only a majority of the board of directors, the chairman of our board of directors or our president or chief executive officer may call a special meeting of our stockholders.

PREFERRED STOCK. The board of directors may, without action by the stockholders, designate and issue preferred stock in one or more series and designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects could include one or more of the following:

  o   restricting dividends on our common stock;

  o   diluting the voting power of our common stock;

  o   impairing the liquidation rights of our common stock; or

  o   discouraging or preventing a change in our control.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to indemnify directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  o for any breach of the director's duty of loyalty to us or our stockholders;

  o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  o under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  o for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our bylaws provide that:

  o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  o we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to certain limited exceptions; and

  o   the rights conferred in the bylaws are not exclusive.

We have entered into indemnification agreements with each of our officers and directors to give them additional contractual assurances regarding the scope of the indemnification provided in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of us, arising out of the person's services as a director or officer of us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We believe that the provisions of our amended and restated articles of incorporation, bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, New York, New York.

LISTING

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "TNOX."

                        SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market or the perception that sales could occur, could adversely affect the market price of our common stock and our ability to sell equity securities.

When we complete this offering, we will have a total of 41,473,123 shares of common stock outstanding. The 7,500,000 shares offered by this prospectus will be freely tradeable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 as described below. The remaining shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

Directors and officers and stockholders who together own 32,338,553 shares of common stock will be subject to lock-up agreements providing that they will not offer, sell or otherwise dispose of common stock owned by them, other than shares of common stock acquired in this offering, for a period of 180 days after the date of this prospectus. CIBC World Markets Corp., however, may in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the lock-up agreements, 7,355,466 shares will become eligible for sale pursuant to Rule 144(k), 21,655,760 shares will become eligible for sale under Rule 144 and 2,064,372 shares will become eligible for sale under Rule 701.

RULE 144

Generally, Rule 144 as currently in effect provides that, beginning 90 days after the first date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year may sell within any three-month period, a number of shares that does not exceed the greater of:

  o 1% of the number of shares of common stock then outstanding, which, based on the shares outstanding as of March 31, 2000 will equal approximately 339,731 shares; or

  o the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the notice on Form 144 with respect to the sale.

Rule 144 provides limitations on the manner of sales and imposes requirements as to notice and the availability of current public information about us.

RULE 144(K)

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, a person who has been a non-affiliate for at least two years may sell his or her shares in the open market immediately after the lock-up agreements expire.

RULE 701

Rule 701 permits any of our employees, officers, directors, or consultants who purchased their shares under a compensatory stock or option plan or other written agreement pursuant to options granted prior to the effective date of this offering and who are not an affiliate to sell these shares under Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. Rule 701 permits these persons who are our affiliates to sell these shares without complying with the holding period requirement of Rule 144. All holders of Rule 701 shares may not sell their Rule 701 shares until 90 days after the date of this prospectus. However, substantially all shares of our common stock issued under Rule 701 are subject to lock-up agreements described above.

Shortly following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plans. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire. As of March 31, 2000, an aggregate of 2,586,993 shares of common stock were subject to outstanding options.

REGISTRATION RIGHTS

As of March 31, 2000, holders of 21,539,756 shares of common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. After we register these shares, they will be freely tradeable. For a description of these rights, see "Description of Capital Stock."

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., FleetBoston Robertson Stephens Inc., Warburg Dillon Read LLC, Adams, Harkness & Hill, Inc. and KBC Securities Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:


UNDERWRITER                             NUMBER OF SHARES
------------                            ----------------
CIBC World Markets Corp..............         2,835,000
FleetBoston Robertson Stephens
Inc..................................         1,449,000
Warburg Dillon Read LLC..............         1,449,000
Adams, Harkness & Hill, Inc..........           441,000
KBC Securities Inc...................           126,000
Chase H&Q............................           100,000
Lehman Brothers Inc. ................           100,000
PaineWebber Incorporated.............           100,000
Prudential Securities Incorporated...           100,000
SG Cowen Securities Corporation......           100,000
U.S. Bancorp Piper Jaffray Inc. .....           100,000
Dain Rauscher Wessels................            50,000
Davenport & Co. of Virginia, Inc. ...            50,000
Dominick & Dominick LLC..............            50,000
Gerard Klauer Mattison & Co. LLC.....            50,000
Josephthal & Co. Inc. ...............            50,000
Legg Mason Wood Walker,
Incorporated.........................            50,000
Needham & Company, Inc. .............            50,000
Pennsylvania Merchant Group..........            50,000
Ragen Mackenzie Incorporated.........            50,000
The Robinson-Humphrey Company, LLC...            50,000
Sanders Morris Harris................            50,000
Stephens Inc. .......................            50,000
                                        -----------------
  Total..............................         7,500,000
                                        =================


The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about April 12, 2000, against payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $1.20 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,125,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $245,812,500, and the total proceeds to us will be $227,448,750. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the above table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                      TOTAL WITHOUT EXERCISE OF     TOTAL WITH FULL EXERCISE OF
                                        PER SHARE       OVER-ALLOTMENT OPTION          OVER-ALLOTMENT OPTION
                                        ----------    --------------------------    ----------------------------
Tanox................................     $ 1.99              $14,925,000                    $17,163,750

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,200,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

KBC Bank, N.V., an affiliate of KBC Securities Inc., one of our underwriters, has agreed with John Blickenstaff, our Vice President of Administration, Secretary and Treasurer, and one of our other employees, to purchase, at the option of Mr. Blickenstaff and our other employee, shares of common stock having a value of up to $3.7 million at the initial public offering price of $28.50 per share, less a discount of seven percent. KBC will not resell any shares acquired under the agreement in this offering. KBC has also agreed not to resell these shares except in limited circumstances where the resale would be registered with the Securities and Exchange Commission under the Securities Act or subject to an exemption therefrom.

We and our officers and directors and substantially all other stockholders have agreed to a 180-day "lock up" with respect to 32,338,553 shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed 5% of the shares offered by this prospectus.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

  o   prevailing market and general economic conditions;

  o   our financial information;

  o   our history and prospects;

  o   Tanox and the industry in which we compete;

  o an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and

  o the present stage of our development and the above factors in relation to the market values and various valuation measures of other companies engaged in activities similar to ours.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  o Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  o Over-allotment and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  o Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas will pass upon certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus. Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois will pass upon certain legal matters in connection with this offering for the underwriters.

Wilburn O. McDonald, Jr., and seven other shareholders of Chamberlain, Hrdlicka, White, Williams & Martin, hold an aggregate of 9,266 shares of our common stock.

                                    EXPERTS

The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 included in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Certain legal matters with respect to the statements in this prospectus under the captions "Risk Factors -- We depend on our patents and proprietary rights. The validity, enforceability and commercial value of these rights are highly uncertain," and "Business -- Patents and Proprietary Rights" have been reviewed and approved by Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas, our patent counsel who are experts in these matters and are subject to an opinion to be rendered to the underwriters. We are including this information relying on their review and approval.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, we must file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the

Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http://www.sec.gov."

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

After the offering, we intend to provide annual reports to our stockholders that include financial information examined and reported on by an independent public accounting firm.

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
                                  TANOX, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                          PAGE
                                       -----------
Report of Independent Public
  Accountants........................         F-2
Consolidated Balance Sheets as of
  December 31, 1998 and 1999.........         F-3
Consolidated Statements of Operations
  and Comprehensive Income (Loss) for
  the years ended December 31, 1997,
  1998 and 1999......................         F-4
Consolidated Statements of
  Stockholders' Equity for the years
  ended December 31, 1997, 1998 and
  1999...............................         F-5
Consolidated Statements of Cash Flows
  for the years ended December 31,
  1997, 1998 and 1999................         F-6
Notes to Consolidated Financial
  Statements.........................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Tanox, Inc.:

We have audited the accompanying consolidated balance sheets of Tanox, Inc., a Delaware corporation, and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tanox, Inc., and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 1, 2000

                                  TANOX, INC.
                          CONSOLIDATED BALANCE SHEETS


                                               DECEMBER 31,
                                       ----------------------------
                                           1998           1999
                                       -------------  -------------
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......  $  28,352,000  $  44,242,000
     Short-term investments..........      5,383,000      3,012,000
     Accounts receivable.............         74,000        125,000
     Interest receivable.............        253,000        414,000
     Income taxes receivable.........      2,052,000        132,000
     Prepaid expenses................         91,000        114,000
                                       -------------  -------------
          Total current assets.......     36,205,000     48,039,000
PROPERTY AND EQUIPMENT:
     Laboratory and office
      equipment......................      8,709,000      9,369,000
     Leasehold improvements..........      1,902,000      2,102,000
     Furniture and fixtures..........         92,000        119,000
                                       -------------  -------------
                                          10,703,000     11,590,000
     Less -- Accumulated depreciation
      and amortization...............     (3,577,000)    (4,577,000)
                                       -------------  -------------
          Net property and
             equipment...............      7,126,000      7,013,000
OTHER ASSETS, net of accumulated
     amortization of $25,000 and
     $59,000, respectively...........         91,000        276,000
                                       -------------  -------------
          Total assets...............  $  43,422,000  $  55,328,000
                                       =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable................  $     802,000  $     874,000
     Accrued liabilities.............      1,080,000        947,000
     Accrued arbitration award.......       --            3,500,000
                                       -------------  -------------
          Total current
             liabilities.............      1,882,000      5,321,000
NOTE PAYABLE TO RELATED PARTY........     10,000,000     10,000,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par value;
      10,000,000 shares authorized;
      none outstanding...............       --             --
     Common stock, $.01 par value;
      120,000,000 shares authorized;
      29,310,175 shares in 1998 and
      33,324,402 shares in 1999
      issued and outstanding.........        293,000        333,000
     Additional paid-in capital......     39,266,000     71,701,000
     Deferred compensation...........       (902,000)      (651,000)
     Loans receivable from
      employees......................       --           (1,086,000)
     Other comprehensive income,
      cumulative translation
      adjustment.....................         (2,000)       171,000
     Retained earnings (deficit).....     (7,115,000)   (30,461,000)
                                       -------------  -------------
          Total stockholders'
             equity..................     31,540,000     40,007,000
                                       -------------  -------------
          Total liabilities and
             stockholders' equity....  $  43,422,000     55,328,000
                                       =============  =============


  The accompanying notes are an integral part of these consolidated financial statements.

                                  TANOX, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)

                                             FOR THE YEAR ENDED DECEMBER 31,
                                       --------------------------------------------
                                           1997           1998            1999
                                       ------------  --------------  --------------
REVENUES:
     Development agreement with
       related party.................  $  1,271,000  $    2,369,000  $    1,063,000
     Other development agreements and
       licensing fees................     7,668,000          53,000         342,000
                                       ------------  --------------  --------------
               Total revenues........     8,939,000       2,422,000       1,405,000
OPERATING COSTS AND EXPENSES:
     Research and development........     6,926,000      11,933,000      17,163,000
     General and administrative......     2,230,000       3,431,000       8,582,000
                                       ------------  --------------  --------------
               Total operating costs
                 and expenses........     9,156,000      15,364,000      25,745,000
                                       ------------  --------------  --------------
LOSS FROM OPERATIONS.................      (217,000)    (12,942,000)    (24,340,000)
OTHER INCOME (EXPENSE):
     Interest income.................     1,684,000       2,061,000       1,884,000
     Interest expense................      (639,000)       (825,000)       (741,000)
     Other...........................       --                4,000        (115,000)
                                       ------------  --------------  --------------
               Total other income....     1,045,000       1,240,000       1,028,000
                                       ------------  --------------  --------------
INCOME (LOSS) BEFORE INCOME TAXES....       828,000     (11,702,000)    (23,312,000)
               (Provision) benefit of
                 income taxes........      (198,000)      1,533,000         (34,000)
                                       ------------  --------------  --------------
NET INCOME (LOSS)....................  $    630,000  $  (10,169,000) $  (23,346,000)
                                       ============  ==============  ==============
EARNINGS (LOSS) PER SHARE:
     Basic...........................  $       0.02  $        (0.35) $        (0.75)
                                       ============  ==============  ==============
     Diluted.........................  $       0.02  $        (0.35) $        (0.75)
                                       ============  ==============  ==============
SHARES USED IN COMPUTING EARNINGS
  (LOSS) PER SHARE:
     Basic...........................    27,909,000      29,105,000      31,113,000
                                       ============  ==============  ==============
     Diluted.........................    31,190,000      29,105,000      31,113,000
                                       ============  ==============  ==============
COMPREHENSIVE NET INCOME (LOSS):
     Net income (loss)...............  $    630,000  $  (10,169,000) $  (23,346,000)
     Foreign currency translation
       adjustment....................       --               (2,000)        173,000
                                       ------------  --------------  --------------
TOTAL COMPREHENSIVE NET INCOME
  (LOSS).............................  $    630,000  $  (10,171,000) $  (23,173,000)
                                       ============  ==============  ==============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  TANOX, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                                                                LOANS
                                           COMMON STOCK                                                       RECEIVABLE
                                       ---------------------      ADDITIONAL         DEFERRED      TREASURY      FROM
                                        SHARES     PAR VALUE    PAID-IN CAPITAL    COMPENSATION     STOCK     EMPLOYEES
                                       ---------   ---------    ---------------    ------------    --------   ----------
BALANCES, December 31, 1996..........  26,215,004  $262,000       $13,125,000       $  --          $ --       $   --
    Issuance of common stock for
      cash, $7.50 per share, net of
      issuance costs.................  2,331,262     23,000        17,308,000          --            --           --
    Purchase of treasury stock,
      10,425 shares..................     --          --             --                --          (78,000 )      --
    Issuance of common stock upon
      exercise of stock options......     36,614      1,000            (9,000)         --           78,000        --
    Capital contribution from
      forgiveness of interest by
      related party..................     --          --              639,000          --            --           --
    Deferred compensation related to
      stock options..................     --          --              750,000         (750,000)      --           --
    Amortization of deferred
      compensation related to stock
      options........................     --          --             --                 25,000       --           --
    Net income.......................     --          --             --                --            --           --
                                       ---------   ---------    ---------------    ------------    --------   ----------
BALANCES, December 31, 1997..........  28,582,880   286,000        31,813,000         (725,000)      --           --
    Issuance of common stock for
      cash, $11.25 per share, net of
      issuance costs.................    273,686      3,000         3,046,000          --            --           --
    Issuance of common stock upon
      exercise of stock options......    230,400      2,000           223,000          --            --           --
    Exchange of mature common stock
      to exercise stock options......     (3,200)     --              (36,000)         --            --           --
    Issuance of common stock to
      acquire foreign subsidiary.....    226,409      2,000         2,545,000          --            --           --
    Income tax benefit from stock
      options exercised..............     --          --              400,000          --            --           --
    Capital contribution from
      forgiveness of interest by
      related party..................     --          --              825,000          --            --           --
    Deferred compensation related to
      stock options..................     --          --              450,000         (450,000)      --           --
    Amortization of deferred
      compensation related to stock
      options........................     --          --             --                273,000       --           --
    Exchange translation
      adjustment.....................     --          --             --                --            --           --
    Net loss.........................     --          --             --                --            --           --
                                       ---------   ---------    ---------------    ------------    --------   ----------
BALANCES, December 31, 1998..........  29,310,175   293,000        39,266,000         (902,000)      --           --
    Issuance of common stock for
      cash, $12.50 per share, net of
      issuance costs.................  1,896,000     19,000        22,907,000          --            --           --
    Issuance of common stock upon
      exercise of stock options......  1,789,520     18,000         1,131,000          --            --           --
    Issuance of common stock on a net
      issuance basis upon exercise of
      warrants.......................     86,632      --             --                --            --           --
    Issuance of common stock to
      acquire foreign subsidiary.....    242,075      3,000         3,023,000          --            --           --
    Capital contribution from
      forgiveness of interest by
      related party..................     --          --              738,000          --            --           --
    Deferred compensation related to
      stock options..................     --          --            4,636,000          (60,000)      --           --
    Amortization of deferred
      compensation related to stock
      options........................     --          --             --                311,000       --           --
    Loans receivable from
      employees......................     --          --             --                --            --       (1,086,000)
    Exchange translation
      adjustment.....................     --          --             --                --            --           --
    Net loss.........................     --          --             --                --            --           --
                                       ---------   ---------    ---------------    ------------    --------   ----------
BALANCES, December 31, 1999..........  33,324,402  $333,000       $71,701,000       $ (651,000)    $ --       $(1,086,000)
                                       =========   =========    ===============    ============    ========   ==========

                                           OTHER
                                       COMPREHENSIVE
                                          INCOME-
                                        CUMULATIVE      RETAINED         TOTAL
                                        TRANSLATION     EARNINGS     STOCKHOLDERS'
                                        ADJUSTMENT      (DEFICIT)       EQUITY
                                       -------------   -----------   -------------
BALANCES, December 31, 1996..........    $ --          $ 2,424,000    $15,811,000
    Issuance of common stock for
      cash, $7.50 per share, net of
      issuance costs.................      --              --          17,331,000
    Purchase of treasury stock,
      10,425 shares..................      --              --             (78,000)
    Issuance of common stock upon
      exercise of stock options......      --              --              70,000
    Capital contribution from
      forgiveness of interest by
      related party..................      --              --             639,000
    Deferred compensation related to
      stock options..................      --              --             --
    Amortization of deferred
      compensation related to stock
      options........................      --              --              25,000
    Net income.......................      --              630,000        630,000
                                       -------------   -----------   -------------
BALANCES, December 31, 1997..........      --            3,054,000     34,428,000
    Issuance of common stock for
      cash, $11.25 per share, net of
      issuance costs.................      --              --           3,049,000
    Issuance of common stock upon
      exercise of stock options......      --              --             225,000
    Exchange of mature common stock
      to exercise stock options......      --              --             (36,000)
    Issuance of common stock to
      acquire foreign subsidiary.....      --              --           2,547,000
    Income tax benefit from stock
      options exercised..............      --              --             400,000
    Capital contribution from
      forgiveness of interest by
      related party..................      --              --             825,000
    Deferred compensation related to
      stock options..................      --              --             --
    Amortization of deferred
      compensation related to stock
      options........................      --              --             273,000
    Exchange translation
      adjustment.....................       (2,000)        --              (2,000)
    Net loss.........................      --          (10,169,000)   (10,169,000)
                                       -------------   -----------   -------------
BALANCES, December 31, 1998..........       (2,000)     (7,115,000)    31,540,000
    Issuance of common stock for
      cash, $12.50 per share, net of
      issuance costs.................      --              --          22,926,000
    Issuance of common stock upon
      exercise of stock options......      --              --           1,149,000
    Issuance of common stock on a net
      issuance basis upon exercise of
      warrants.......................      --              --             --
    Issuance of common stock to
      acquire foreign subsidiary.....      --              --           3,026,000
    Capital contribution from
      forgiveness of interest by
      related party..................      --              --             738,000
    Deferred compensation related to
      stock options..................      --              --           4,576,000
    Amortization of deferred
      compensation related to stock
      options........................      --              --             311,000
    Loans receivable from
      employees......................      --              --          (1,086,000)
    Exchange translation
      adjustment.....................      173,000         --             173,000
    Net loss.........................      --          (23,346,000)   (23,346,000)
                                       -------------   -----------   -------------
BALANCES, December 31, 1999..........    $ 171,000     $(30,461,000)  $40,007,000
                                       =============   ===========   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  TANOX, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------
                                           1997            1998            1999
                                       -------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............  $     630,000  $  (10,169,000) $  (23,346,000)
     Adjustments to reconcile net
       income (loss) to net cash used
       in operating activities --
          Depreciation and
            amortization.............        199,000         934,000       1,034,000
          Interest expense forgiven
            by related party.........        639,000         825,000         738,000
          Amortization of deferred
            compensation related to
            stock options............         25,000         273,000       4,887,000
          In-process research and
            development..............       --             2,798,000       3,359,000
     Changes in operating assets and
       liabilities --
          Increase in accounts and
            interest receivables and
            prepaid expenses.........        (17,000)        (15,000)       (235,000)
          Change in taxes receivable
            or payable...............       (463,000)     (1,576,000)      1,920,000
          (Decrease) increase in
            accounts payable and
            accrued liabilities......       (694,000)        391,000       3,439,000
          Decrease in collaboration
            advances.................       (500,000)       --              --
                                       -------------  --------------  --------------
               Net cash used in
                 operating
                 activities..........       (181,000)     (6,539,000)     (8,204,000)
                                       -------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of short-term
       investments...................       --            (9,517,000)    (12,082,000)
     Maturity of short-term
       investments...................       --             4,134,000      14,453,000
     Purchases of property and
       equipment.....................       (520,000)       (455,000)       (887,000)
     Increase in other assets........       --              --              (219,000)
     Purchase of wholly owned
       subsidiary (net of cash
       acquired).....................       --              (364,000)       (333,000)
                                       -------------  --------------  --------------
               Net cash provided by
                 (used in) investing
                 activities..........       (520,000)     (6,202,000)        932,000
                                       -------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds of note payable to
       related party.................      2,000,000       1,000,000        --
     Issuance of employee loans in
       connection with the exercise
       of stock options..............       --              --            (1,086,000)
     Proceeds from issuance of common
       stock.........................     17,401,000       3,238,000      24,075,000
     Purchases of treasury stock.....        (78,000)       --              --
                                       -------------  --------------  --------------
          Net cash provided by
            financing activities.....     19,323,000       4,238,000      22,989,000
IMPACT OF EXCHANGE RATES ON CASH.....       --                (2,000)        173,000
                                       -------------  --------------  --------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................     18,622,000      (8,505,000)     15,890,000
CASH AND CASH EQUIVALENTS, beginning
  of year............................     18,235,000      36,857,000      28,352,000
                                       -------------  --------------  --------------
CASH AND CASH EQUIVALENTS, end of
  year...............................  $  36,857,000  $   28,352,000  $   44,242,000
                                       =============  ==============  ==============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
     Cash paid during the year for
       taxes.........................  $     661,000  $       37,000  $      137,000
     Noncash investing and financing
       activities --
          Capital contribution from
            forgiveness of interest
            by a related party.......        639,000         825,000         738,000
          Receivable related to
            income tax benefit from
            stock options
            exercised................       --               400,000        --

  The accompanying notes are an integral part of these consolidated financial statements.

                                  TANOX, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION, BUSINESS AND RISK FACTORS:

Tanox, Inc. (Tanox), was formerly known as Tanox Biosystems, Inc. and was originally incorporated as a Texas corporation on March 19, 1986. Tanox was reincorporated in Delaware in January 2000. Tanox is engaged in the discovery and development of therapeutic products that beneficially influence or are derived from the immune system. Tanox is focusing its product development efforts on therapeutics in three broad areas: immunology (asthma/allergy, autoimmune diseases and inflammation), infectious diseases and oncology.

Tanox has not yet generated any significant revenues from product sales, nor is there any assurance of significant future revenues from product sales. The research and development activities engaged in by Tanox involve a high degree of risk and uncertainty. The ability of Tanox to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors could include, but are not limited to, the need for additional financing, the reliance on collaborative arrangements for research and development, marketing and product commercialization and the ability to develop or obtain manufacturing, sales and marketing capabilities. Additional factors could include resolution of ongoing contingencies, including legal proceedings, changes in the level of sponsored research revenue, uncertainties as to patents and proprietary technologies, technological change and risk of obsolescence, development of its products, competition, government regulations and regulatory approval, and product liability exposure. As a result of the aforementioned factors and related uncertainties, there can be no assurance of Tanox's future success.

Tanox entered into a development and licensing agreement with Novartis Pharma AG (Novartis) in May 1990. Under this agreement, Tanox and Novartis agreed to jointly develop certain products for IgE-mediated diseases, including asthma and allergies. Tanox received a contract payment upon signing the agreement and has received additional contract payments and reimbursement payments upon the occurrence of specified events. Under a separate agreement (the Stock Agreement), Tanox and Novartis also agreed to the sale and purchase of shares of Tanox's common stock. Sales of these shares were completed in May 1990, May 1992 and June 1994. Tanox notified Novartis of the termination of the Stock Agreement as provided therein, and the termination was effective as of May 10, 1997. Novartis owned approximately 19.1 percent of Tanox's outstanding common stock at December 31, 1999.

On December 22, 1993, Tanox sued Genentech, Inc. (Genentech), F. Hoffman-La Roche, Ltd., Roche Holdings, Inc., Roche Holding Ltd. and Hoffman-La Roche, Inc. (collectively referred to as "Roche"), in Harris County District Court in Houston, Texas. The action arose from collaboration discussions between Tanox and Genentech in 1989 and 1990 relating to Tanox's anti-IgE product as a treatment for IgE-mediated diseases, including allergy and asthma. In response, Genentech filed suit against Tanox for patent infringement and subsequently named Novartis in the suit. Tanox's litigation against Genentech and Roche and Genentech's litigation against Tanox and Novartis were settled in July 1996. Contemporaneously with the settlement, Genentech, Novartis and Tanox also entered into a binding agreement in principle to combine their existing anti-IgE antibody programs into a cooperative effort to develop and commercialize selected anti-IgE antibodies (the Three-Party Collaboration). Tanox also entered into additional licensing arrangements with Genentech. Tanox received an initial payment upon entering into the Three-Party Collaboration and settling the litigation. Tanox received and will receive additional milestone and royalty payments upon the accomplishment of specified subsequent events. Novartis or Genentech may terminate their participation in the Three-Party Collaboration on short notice, subject to reversion of product rights to Tanox and the remaining collaborator.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  ACQUISITION OF PANGENETICS B.V.:

In March 1998, Tanox acquired the common stock of Tanox Pharma B.V. (formerly PanGenetics), a biotechnology company located in Amsterdam, The Netherlands. Tanox recorded the transaction for accounting purposes as a purchase, and the consolidated financial statements include the operations of Tanox Pharma subsequent to the acquisition date. Under the terms of the agreement, Tanox purchased Tanox Pharma for an initial cash payment of $508,000 and 226,409 shares of common stock, valued at $11.25 per share, for a total initial consideration of $3,055,000. In addition, Tanox agreed to pay future consideration, in two installments, totaling up to $667,000 in cash and 484,147 shares of common stock upon occurrence of specified future events. These events include originating at least three additional reseach projects within a three year period, retaining the services of two individuals for 36 months and maintaining a certain level of government grants and subsidies. Any additional consideration will be paid to all shareholders in proportion to their ownership at the acquisition date. In September 1999, Tanox made the second installment payments of $333,000 in cash and 242,075 shares of common stock valued at $12.50 per share, for a total additional consideration of $3,359,000. If the specified future events take place and the final future payment is made in March 2001, Tanox will record an additional purchase price amount based on the cash paid and fair value of the common stock issued at the time of payment.

Tanox engaged an independent firm to perform an appraisal of the assets acquired in the transaction. The appraisal was completed and the report issued in 1998. The acquisition of Tanox Pharma was accounted for under the purchase method of accounting in which the aggregate purchase price was allocated to tangible and intangible assets acquired based on their relative fair values as of the date of the transactions. At the time of the acquisition, the total current and future consideration of the acquisition was valued for accounting purposes at $9.2 million, based on the total of the cash and then fair value of common stock paid to Tanox Pharma shareholders. Of this amount, we allocated approximately $0.2 million to tangible fixed assets, $0.1 million to intangible assets, $7.2 million to in-process research and development and $1.7 million to goodwill.

The valuation of acquired in-process research and development considered:

  o the current technological feasibility, scientific and development states of the anti-CD40 research project;

  o the expected amount of time and resources required to complete the projects;

  o   the alternative future use of the acquired research and development; and

  o   valuation and allocation approaches.

Tanox's ability to commercialize the acquired anti-CD40 research project is affected by several risks. These risks include:

  o   Tanox's ability to construct low cost versions of the antibody;

  o   successful preclinical testing;

  o   successful completion of Phase I, II and III clinical testing;

  o successful filing and acceptance of European and Japanese regulatory submissions;

  o Tanox's ability to successfully commercialize the anti-CD40 monoclonal antibody by itself or in connection with a collaborative partner; and

  o Tanox's ability to manufacture the anti-CD40 monoclonal antibody at a competitive cost.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

At the time of the acquisition, the anti-CD40 monoclonal antibody required additional development work and preclinical testing to enter clinical trials. In order for anti-CD40 to become a marketable product, it was necessary to conduct several clinical trials and to improve the manufacturing of the product. Tanox estimated at the time of the acquisition that it would take from seven to nine years and cost at least $50 million to complete the development of the anti-CD40 product.

The initial purchase price installment was allocated as follows:


In-process research and
  development........................  $  2,798,000
Net working capital..................       125,000
Intangible assets....................       100,000
Tangible fixed assets................        22,000
Noncurrent financial assets..........        10,000
                                       ------------
     Total...........................  $  3,055,000
                                       ============


The allocation of the second installment payment of $3,359,000 was assigned to in-process research and development based on the appraisal. Accordingly, Tanox's financial statements for the years ended December 31, 1998 and 1999 include a charge of $2,798,000 in 1998 and $3,359,000 in 1999 for expensing the cost of the in-process research and development. If the final purchase price payments are made to the former shareholders of Tanox Pharma in 2001, Tanox anticipates that the cost of such additional payments will be allocated to acquired in-process research and development and goodwill based upon the appraisal obtained as of the date of the acquisition.

If Tanox had acquired PanGenetics prior to January 1, 1997, the unaudited pro forma financial results would have been as follows:

                                           1997            1998            1999
                                       -------------  --------------  --------------
Total assets.........................  $  44,984,000  $   43,422,000  $   55,328,000
Total revenues.......................      9,384,000       2,439,000       1,405,000
Net income (loss)....................        557,000      (7,473,000)    (19,988,000)
Basic earnings (loss) per share......           0.02           (0.25)          (0.64)
Diluted earnings (loss) per share....           0.02           (0.25)          (0.64)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Tanox and its wholly owned subsidiaries, Tanox Pharma International, Inc., Tanox Pharma B.V. and TanAsia Pharma, Ltd. Intercompany transactions and balances are eliminated in consolidation.

  USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REVENUE RECOGNITION

Revenues associated with development agreements which include rights to license or sublicense Tanox's technology or product rights are recognized when payments are earned. Revenues earned under development agreements include payments for milestone achievements and payments for sponsored research. Milestone payments are received under best efforts contracts, and such revenues are not refundable. Any revenue from milestones is recognized when the milestones are achieved and there are no remaining performance obligations. Revenues earned in connection with sponsored research are recognized as Tanox performs its obligations related to such research. Any revenue contingent upon future performance by Tanox is deferred and recognized as the performance is completed.

Tanox recognized revenues of $6.3 million, $2.4 million and $1.1 million during 1997, 1998 and 1999, respectively, under the Three-Party Collaboration described in Note 1. Included in these revenues are milestone payments of $5.0 million, $1.5 million and $1.0 million, respectively. The remainder of the revenues related to sponsored research. Expenses incurred related to these agreements were approximately $1.3 million, $0.2 million and $0.1 million in 1997, 1998 and 1999, respectively. Revenues from collaborative agreements with Novartis accounted for 15 percent of 1997 revenues, 98 percent of 1998 revenues and 76 percent of 1999 revenues. Revenues from collaborative agreements with Genentech accounted for 56 percent of 1997 revenues and none of 1998 and 1999 revenues. At December 31, 1998, Tanox had accounts receivable of approximately $14,000 for estimated costs reimbursable under the Three-Party Collaboration. There were no receivables under the Three-Party Collaboration at December 31, 1999.

Tanox recognized revenues of $2.5 million in 1997 from advances for sponsored research made to Tanox in 1996 and 1997 under a development and licensing agreement (the Takara Agreement) with Takara Shuzo, Ltd.. The Takara Agreement was concluded effective November 30, 1997. The Takara Agreement accounted for 28 percent of 1997 revenues.

  CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

  SHORT-TERM INVESTMENTS

Short-term investments consist of U.S. Government agency debt obligations and investment grade commercial paper with an original maturity greater than three months but less than one year. Tanox's policy is to hold short-term investments until maturity. Short-term investments are recorded at cost, which approximates fair value. Tanox has no available-for-sale or trading securities.

  PROPERTY AND EQUIPMENT

Property and equipment is carried at cost and depreciated on a straight-line basis over the estimated useful economic lives of the assets or, in the case of leasehold improvements, over the remaining term of the lease. The estimated useful lives employed in computing depreciation are three to seven years for laboratory and office equipment, five to seven years for furniture and fixtures, and the lesser of nine years or the remaining lease term for leasehold improvements. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense when incurred.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Tanox has adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Management periodically reviews long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management compares estimated undiscounted future operating cash flow from the related asset to the carrying amount of the asset. If the carrying amount of the asset were greater than undiscounted future operation cash flow, an impairment loss would be recognized. Any impairment loss would be computed as the excess of the carrying amount of the asset over the estimated fair value of the asset (calculated based on discounting estimated future operating cash flows). The application of SFAS No. 121 has had no material impact on Tanox's financial position or results of operations.

  RESEARCH AND DEVELOPMENT

Research and development costs, including incidental patent costs, are expensed as incurred.

  ACCRUED LIABILITIES

Accrued liabilities at December 31, 1998 and 1999, consist of the following:


                                           1998         1999
                                       ------------  ----------
Accrued payroll......................  $    413,000  $  282,000
Accrued vacation.....................       178,000     153,000
Accrued taxes........................       122,000      55,000
Accrued rent.........................         7,000      24,000
Accrued professional fees............       270,000     264,000
Other................................        90,000     169,000
                                       ------------  ----------
                                       $  1,080,000  $  947,000
                                       ============  ==========

See Note 9 for discussion of accrued arbitration award as of December 31, 1999.

  INCOME TAXES

Tanox accounts for income taxes using the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income tax assets and liabilities reflect the impact of temporary differences between the financial accounting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  FOREIGN CURRENCY TRANSACTIONS AND TRANSLATIONS

The balance sheet accounts of Tanox are translated into U.S. dollars at exchange rates in effect on reporting dates. These amounts are reflected in other comprehensive income. Income statement items are translated at average exchange rates in effect during the financial statement period. Gains and losses resulting from foreign currency transactions denominated in currency other than the functional currency are classified as other income (expense).

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as basic EPS, except that diluted EPS reflects the potential dilution that would occur if outstanding options and warrants were exercised.

The following table reconciles basic and diluted EPS for the year ended December 31, 1997. Since Tanox incurred net losses for the years ended December 31, 1998 and 1999, basic and diluted EPS are the same.


                                          NET                     PER SHARE
                                         INCOME       SHARES       AMOUNT
                                       ----------  ------------   ---------
For the year ended December 31,
  1997 --
     Basic EPS.......................  $  630,000    27,909,000     $0.02
                                                                  =========
     Effect of dilutive securities --
       Options and warrants
       outstanding...................      --         3,281,000
                                       ----------  ------------
     Diluted EPS.....................  $  630,000    31,190,000     $0.02
                                       ==========  ============   =========


  OTHER COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in an entity's financial statements, and is effective for fiscal years beginning after December 15, 1997. The standard requires that all items that meet the definition of components of comprehensive income be reported in Tanox's financial statements. Tanox has included comprehensive income in its consolidated statements of operations and comprehensive income (loss).

  CONCENTRATION OF CREDIT RISK

Tanox's receivables are primarily associated with research collaborations with pharmaceutical and biotechnology companies and grants from foreign government entities. Tanox does not believe this concentration of credit risk presents a material risk to Tanox. Tanox does not require collateral from these entities. Tanox has invested its excess cash generally in high-quality commercial paper and U.S. Government agency debt obligations. As of December 31, 1999, these investments mature within 68 days of year-end and, therefore, management believes that they bear minimal risk. Tanox has not experienced any losses on its investments.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  GEOGRAPHIC AREAS:

Tanox operates in a single business segment. Tanox's operations by geographic area for the years ended December 31, 1997, 1998 and 1999, are presented below:

                                          TOTAL      NET INCOME     IDENTIFIABLE
                                        REVENUES       (LOSS)          ASSETS
                                        ---------    -----------    -------------
Year ended December 31, 1997 --
     North America...................   $8,939,000   $   630,000       43,330,000
     Asia............................      --            --             1,501,000
                                        ---------    -----------    -------------
                                        $8,939,000   $   630,000     $ 44,831,000
                                        =========    ===========    =============
Year ended December 31, 1998 --
     North America...................   $3,089,000   $(8,983,000)    $ 42,794,000
     Europe..........................      39,000     (1,192,000)         282,000
     Asia............................      --              6,000        1,507,000
     Interarea eliminations..........    (706,000)       --            (1,161,000)
                                        ---------    -----------    -------------
                                        $2,422,000   $(10,169,000)   $ 43,422,000
                                        =========    ===========    =============
Year ended December 31, 1999 --
     North America...................   $3,865,000   $(19,242,000)   $ 58,522,000
     Europe..........................     244,000     (4,039,000)         754,000
     Asia............................      --            (65,000)       1,534,000
     Interarea eliminations..........   (2,704,000)      --            (5,482,000)
                                        ---------    -----------    -------------
                                        $1,405,000   $(23,346,000)   $ 55,328,000
                                        =========    ===========    =============

5.  NOTE PAYABLE TO RELATED PARTY:

Novartis has advanced Tanox $10.0 million pursuant to a loan agreement to finance a new clinical manufacturing facility. The loan bears interest at LIBOR plus two percent (7.3 percent and 8.1 percent at December 31, 1998 and 1999, respectively). Through December 31, 1999, Novartis has agreed to forgive interest on the loan. For the years ended December 31, 1997, 1998 and 1999, the interest forgiven by Novartis has been reflected as interest expense and a capital contribution. These amounts totalled $639,000, $825,000 and $738,000, respectively for the years 1997 through 1999. The loan is due December 31, 2005. Subject to modifications agreed to in principle concurrent with completion of the Three-Party Collaboration, the principal and future interest payments may be partially or totally forgiven by Novartis based on the future use of the facility.

6.  INCOME TAXES:

Tanox's pretax income (loss) consists of the following:

                                   1997           1998            1999
                               ------------  --------------  --------------
U.S. ........................  $  1,253,000  $   (7,973,000) $  (16,505,000)
Foreign......................      (425,000)     (3,729,000)     (6,807,000)
                               ------------  --------------  --------------
                               $    828,000  $  (11,702,000) $  (23,312,000)
                               ============  ==============  ==============

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The components of the provision (benefit) for income taxes are as follows:


                                          1997         1998         1999
                                       ----------  -------------  ---------
Current..............................  $  198,000  $  (1,533,000) $  34,000
Deferred.............................      --           --           --
                                       ----------  -------------  ---------
                                       $  198,000  $  (1,533,000) $  34,000
                                       ==========  =============  =========

Tanox's effective income tax rate for 1997 was less than the statutory federal income tax rate of 35 percent primarily due to benefits from franchise tax adjustments and research and developments tax credits that were partially offset by increases in the valuation allowance. For 1998 and 1999, the benefit was less than that computed at the statutory rate primarily due to an increase in the valuation allowance and nondeductible foreign losses. At December 31, 1998, Tanox recorded a $2.1 million income tax receivable related to the carryback of 1998 losses to prior periods. Of this receivable $2.0 million was collected in 1999 and the remaining $0.1 million will be received in 2000.

Significant components of Tanox's deferred tax assets are as follows:


                                           1998            1999
                                       -------------  --------------
Federal net operating loss
  carryforward.......................  $    --        $    1,821,000
In-process research and
  development........................        979,000       2,038,000
Foreign net operating loss
  carryforwards......................        417,000       1,831,000
Deferred compensation related to
  stock options......................        360,000       1,909,000
Research and development tax
  credits............................        278,000       1,019,000
Alternative minimum tax credit.......        171,000         248,000
Differences in book and tax
  depreciation.......................        211,000        --
Capitalized interest.................        308,000         300,000
Accruals not currently deductible....        157,000       1,291,000
Other, net...........................          4,000          28,000
                                       -------------  --------------
     Total deferred tax assets.......      2,885,000      10,485,000
Differences in book and tax
  depreciation.......................       --              (130,000)
Deferred tax valuation allowance.....     (2,885,000)    (10,355,000)
                                       -------------  --------------
     Net deferred taxes..............  $    --        $     --
                                       =============  ==============


At December 31, 1999, Tanox has a net operating loss of approximately $6,560,000 for federal income tax reporting purposes. Tanox's intent is to carry back approximately $1,360,000 of the net operating loss to prior years to obtain a refund of approximately $132,000. The remaining net operating loss will begin to expire in 2019. Tanox also has a foreign net operating loss carryforward of approximately $5,230,000 which will be available to offset the separate company taxable incomes of certain foreign subsidiaries. Additionally, Tanox has an unused U.S. research and development tax credit carryforward at December 31, 1999, of approximately $1,019,000 which will begin to expire in 2011. Tanox also has alternative minimum tax credit carryforwards of approximately $248,000 as of December 31, 1999. As Tanox has incurred cumulative losses to date and there is no assurance of future taxable income, a valuation allowance has been established to fully offset the deferred tax asset at December 31, 1998 and 1999. Tanox's valuation allowance increased from $2,885,000 at December 31, 1998, to $10,355,000 at December 31, 1999, primarily due to Tanox's increase in net operating loss carryforwards, tax credit carryforwards and deferred compensation.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  LEASE OBLIGATIONS:

Tanox leases its facilities pursuant to various operating leases that expire at various dates through March 2002. Future minimum lease obligations under noncancelable leases at December 31, 1999, are as follows:


Year ending December 31 --
     2000............................  $  305,000
     2001............................     258,000
     2002............................      65,000
                                       ----------
          Total......................  $  628,000
                                       ==========

Tanox incurred rent expense of $287,000, $344,000 and $331,000 in 1997, 1998 and 1999, respectively. Certain of the facility leases include escalation clauses for operating expenses and real estate taxes.

At December 31, 1999, Tanox had outstanding an unsecured, irrevocable letter of credit for $20,000 related to a lease agreement.

8.  CAPITAL STOCK:

  PREFERRED STOCK

Tanox is authorized to issue up to 10,000,000 shares of $.01 par value preferred stock. The board of directors has the authority to issue these shares in one or more series and to establish the rights, preferences and dividends. No shares of preferred stock have been issued.

  STOCK SPLIT

On March 31, 1997, Tanox declared a stock dividend to effect a stock split that provided two shares of Tanox's common stock for every one share of Tanox's common stock held by stockholders of record as of March 21, 1997. On February 1, 2000, Tanox declared a stock dividend to effect a stock split that provided 0.6 shares of Tanox's common stock for every one share of Tanox's common stock held by stockholders of record as of January 31, 2000. In both cases the aggregate par value of the dividend was transferred from additional paid-in capital to common stock. The stock splits have been retroactively reflected in the accompanying consolidated financial statements.

  STOCK OPTIONS

During 1987, Tanox established the 1987 Stock Option Plan (the 1987 Plan) covering key employees, officers and directors of Tanox. Under the terms of the 1987 Plan, as amended, the number of shares of common stock eligible for issuance was 4,320,000. Options issued under the 1987 Plan were generally granted at a purchase price equal to the fair market value at the date of grant and are generally exercisable beginning two years after the date of grant for 40 percent of the shares, with the balance to become exercisable cumulatively in three installments of 20 percent each year thereafter. Options expire ten years after the date of grant. At December 31, 1999, options to purchase 2,242,800 shares of Tanox's common stock were outstanding under the 1987 Plan. The 1987 Plan expired June 24, 1997, and no more shares may be granted under this plan.

Tanox established the 1997 Stock Plan (the 1997 Plan) in November 1997. Under the terms of the 1997 Plan, Tanox may grant options to purchase up to 8,000,000 shares of Tanox's common stock to employees,

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


directors, advisors and consultants. The 1997 Plan also provides for several types of grants including incentive stock options, non-qualified stock options, stock appreciation rights, stock awards, stock purchases and performance units. Incentive stock options provide the right to purchase common stock at a price not less than 100 percent of the fair value of common stock on the date of the grant. Non-qualified stock options provide the right to purchase common stock at a price not less than 50 percent of the fair value of the common stock on the date of the grant. The options granted under the 1997 Plan generally expire ten years after date of grant and are generally completely exercisable five years after the grant date. At December 31, 1999, options to purchase 636,320 shares of common stock were outstanding and 7,360,480 were available for future grants. The 1997 Plan will expire on October 31, 2007.

In January 1992, Tanox established the 1992 Non-Employee Directors Stock Option Plan (the Directors Plan) and reserved 480,000 shares of common stock for issuance upon the exercise of options granted pursuant to the Directors Plan. Unless otherwise provided, options granted under the Directors Plan will vest one-third annually from the date of grant. The exercise price of the options granted will be determined by a committee appointed by Tanox's board of directors. At December 31, 1999, options to purchase 108,000 shares of Tanox's common stock were outstanding under the Directors Plan and options to purchase 372,000 shares were available for future grants.

In addition to the plans discussed above, Tanox has entered into various stock option agreements with certain outside consultants and advisors. At December 31, 1999, options to purchase 196,800 shares of Tanox's common stock were outstanding under such agreements. All of the outstanding options issued under these agreements were issued prior to 1996, are currently exercisable and expire in either 2002 or 2003.

At December 31, 1999, options to purchase 3,183,920 shares were outstanding with a weighted average exercise price of $4.39 per share, of which options to purchase 2,106,318 shares were exercisable at a weighted average exercise price of $2.79 per share. The following table summarizes stock option transactions since December 31, 1996:

                                                                        WEIGHTED
                                        NUMBER OF      EXERCISE         AVERAGE
                                          SHARES         PRICE       EXERCISE PRICE
                                       ------------  -------------   --------------
Outstanding, December 31, 1996.......     3,680,400  $  0.21- 5.28       $ 0.95
     Granted.........................     1,337,600     3.75- 7.50         6.94
     Exercised.......................       (47,040)    0.63- 2.50         1.50
     Canceled........................       (54,240)    0.21- 3.02         1.47
                                       ------------  -------------   --------------
Outstanding, December 31, 1997.......     4,916,720     0.21- 7.50         2.57
     Granted.........................       322,400     5.63-11.25         7.81
     Exercised.......................      (230,400)    0.21- 2.29         0.98
     Canceled........................      (127,600)    2.29- 7.50         6.86
                                       ------------  -------------   --------------
Outstanding, December 31, 1998.......     4,881,120     0.21-11.25         2.88
     Granted.........................       137,120     4.06-12.50        10.27
     Exercised.......................    (1,789,520)    0.63- 5.63         0.64
     Canceled........................       (44,800)    2.29-11.25         7.61
                                       ------------  -------------   --------------
     Outstanding, December 31,
       1999..........................     3,183,920  $  0.21-12.50       $ 4.39
                                       ============  =============   ==============
     Exercisable, December 31,
       1999..........................     2,106,318  $  0.21-12.50       $ 2.79
                                       ============  =============   ==============

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Tanox follows SFAS No. 123 which permits one of two methods of accounting for stock options. Tanox adopted Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. SFAS No. 123, however, requires Tanox to disclose the income statement effect of the alternative fair value method assuming Tanox was required to record compensation expense for stock options equal to the assumed fair value on the grant date.

Under APB No. 25, Tanox recognizes as compensation expense the excess of the estimated fair value of the common stock issuable upon exercise of such options over the aggregate exercise price of such options on the date of grant. This compensation expense is amortized ratably over the vesting period of each option. The compensation expense of such options, net of reversals for terminations, was $25,000, $273,000 and $311,000 during the years ended December 31, 1997, 1998 and 1999, respectively.

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The Black-Scholes model uses grant price, as stated in the option agreements, market price as established by stock sales in 1997, 1998 and 1999 and deemed market prices established by the Compensation Committee of Tanox's board of directors. The following assumptions were used for options granted in 1997: risk-free interest rate of six percent, expected option life of ten years, no expected dividends, no expected turnover and a 20 percent volatility factor. The following assumptions were used for options granted in 1998: risk-free interest rate of five percent, expected option life of six years, no expected dividends, expected turnover of 20 percent and a volatility factor of 20 percent. The assumptions used for options granted in 1999 were the same as those used in 1998, with the exception of the risk-free interest rate which was six percent and the volatility factor which was 42 percent.

Assuming the compensation cost for these plans had been determined pursuant to the fair value method under SFAS No. 123, Tanox's pro forma net income (loss) would have been as follows:

                                          1997          1998            1999
                                       ----------  --------------  --------------
Net income (loss) --
     As reported.....................  $  630,000  $  (10,169,000) $  (23,346,000)
     Pro forma.......................     176,000     (11,260,000)    (24,551,000)
Basic EPS --
     As reported.....................        0.02           (0.35)          (0.75)
     Pro forma.......................        0.01           (0.39)          (0.79)
Diluted EPS --
     As reported.....................        0.02           (0.35)          (0.75)
     Pro forma.......................        0.01           (0.39)          (0.79)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The number and weighted average fair value of options granted in 1997, 1998 and 1999 is as follows:

                                                 1997                       1998                       1999
                                       ------------------------   ------------------------   ------------------------
                                                     WEIGHTED                   WEIGHTED                   WEIGHTED
                                                      AVERAGE                    AVERAGE                    AVERAGE
                                         SHARES     FAIR VALUE      SHARES     FAIR VALUE      SHARES     FAIR VALUE
                                       ----------   -----------   ----------   -----------   ----------   -----------
Option price equals fair market
  value..............................   1,137,600      $3.69         234,400      $2.71         129,120      $5.24
Option price greater than fair market
  value..............................      --          --              8,000       1.18          --          --
Option price less than fair market
  value..............................     200,000       5.46          80,000       5.63           8,000       5.65

The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

                                     OPTIONS OUTSTANDING
---------------------------------------------------------------------------------------------
                                                              WEIGHTED                                    OPTIONS EXERCISABLE
                                                               AVERAGE                             ---------------------------------
                                          OUTSTANDING         REMAINING                            EXERCISABLE
                                             AS OF           CONTRACTUAL         WEIGHTED             AS OF             WEIGHTED
              RANGE OF                    DECEMBER 31,          LIFE              AVERAGE          DECEMBER 31,          AVERAGE
           EXERCISE PRICES                    1999           (IN YEARS)       EXERCISE PRICE           1999          EXERCISE PRICE
-------------------------------------     ------------      -------------     ---------------      ------------      ---------------
$ 0.21 - $ 2.50                            1,386,000             2.3              $  1.06           1,386,000            $  1.06
  2.50 -   5.00                              354,400             5.7                 3.46             226,400               3.28
  5.00 -   7.50                            1,080,000             7.1                 7.35             443,839               7.30
  7.50 -  10.00                              264,800             8.8                 8.13              42,079               8.13
 10.00 -  12.50                               98,720             8.9                12.20               8,000              12.50
                                          ------------                                             ------------
$ 0.21 -  12.50                            3,183,920             5.0              $  4.39           2,106,318            $  2.79
                                          ============                                             ============

In April 1999, Tanox loaned 12 employees approximately $1,086,000 to enable the employees to exercise 1,738,320 options to purchase shares of Tanox's common stock, pursuant to stock options held by such employees. All of the loans are full-recourse, secured by shares of Tanox's common stock owned by the employees, bear interest at a rate of 8.5 percent, and are due and payable in full in September 2001. The loans have been reflected as a contra equity in the accompanying financial statements.

Also during 1999, Tanox agreed to extend, for an additional three-year period, the term of 524,400 stock options held by certain employees and consultants that were scheduled to expire. In connection with this extension, Tanox expensed, for accounting purposes, approximately $4,576,000 of compensation expense representing the fair value of the options as of the remeasurement date. For employees, compensation expense was recorded for the difference between the fair value of the underlying stock on the date of the extension and the exercise price of the option. For consultants, compensation expense was calculated using the Black-Scholes valuation model on the date of the extension.

  WARRANTS

In connection with the issuance of notes payable to an unrelated company for equipment financing in 1989, Tanox issued warrants to purchase 93,053 shares of Tanox's common stock at $0.86 per share. All of the

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

warrants were exercised on a net issuance basis in 1999 and converted into 86,632 shares of common stock. As of December 31, 1999, there were no outstanding warrants.

9.  COMMITMENTS AND CONTINGENCIES:

  ARBITRATIONS

Following settlement of Tanox's lawsuit against Genentech and Roche referred to in Note 1, Tanox filed a demand for arbitration against the attorneys who represented Tanox in the litigation in order to resolve a dispute over the amount of attorneys' fees due by Tanox. On September 29, 1999, the arbitration panel issued an award entitling the attorneys to receive approximately $3.5 million, including interest, payments ranging from 33 1/3 percent to 40 percent of the future payments that Tanox may receive from Genentech following product approval and ten percent of the royalties that Tanox may receive on sales of anti-IgE products. At December 31, 1999, Tanox has reflected an accrued expense of $3.5 million for the arbitration award in its consolidated financial statements.

Tanox sought a court order vacating this arbitration award. However, a judgment was entered confirming the award. Tanox intends to pursue all available remedies, including appealing the decision. If Tanox is ultimately required to pay all or part of the award to the attorneys, Tanox could be required to pay up to $3.5 million, plus accrued interest would become due, and the award would effectively reduce certain future milestone payments from Genentech by up to 40 percent and reduce future royalties from the Three-Party Collaboration by ten percent. Tanox's future revenues, results of operations, cash flows and financial condition could be materially adversely affected. During the appeals process we will either post a bond or place cash in escrow to secure payment of the award.

Tanox is also engaged in a dispute with Novartis and Genentech over its right to independently develop certain of its anti-IgE monoclonal antibodies, which are not being developed in connection with the Three-Party Collaboration. Tanox is attempting to resolve the dispute in separate arbitrations with each of Novartis and Genentech and they are attempting to resolve the dispute in federal court. If Tanox ultimately loses its right to independently develop these anti-IgE monoclonal antibodies, Tanox may be required to discontinue development of Hu-901.

  LITIGATION

From time to time, Tanox is a defendant in lawsuits incidental to its business. Management believes that the outcome of these lawsuits will not be material to Tanox's financial statements.

  MILESTONES AND ROYALTIES

Tanox has agreements with several institutions that call for payments upon the achievement of milestones by Tanox and royalty payments based upon a percentage of product sales. No milestone or royalty expense has been incurred related to these agreements.

  LOAN COMMITMENTS

Tanox has agreed that under certain conditions, it will lend certain of its employees up to $1,500,000 in April 2000 for payment of their tax obligations pursuant to the exercise of their stock options.

                                  TANOX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REGISTRATION RIGHTS

Some of Tanox's stockholders including founders, some early investors and persons who hold 15 percent or more of our stock, have certain registration rights.

  401(K) PLAN

Effective January 1, 1992, Tanox adopted a qualified retirement plan (the 401(k)
Plan) covering all of Tanox's employees who are at least 21 years of age and have completed at least one year of service with Tanox. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions by Tanox on behalf of all participants in the 401(k) Plan. Tanox's contributions totaled approximately $81,000, $54,000 and $66,000 in 1997, 1998 and 1999, respectively, representing matching 50 percent of employee contributions, including those made by executive officers. Tanox's matching contribution only applies to the first five percent of each employee's total compensation.

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--------------------------------------------------------------------------------

                                   [LOGO]

                                 TANOX, INC.
                              7,500,000 SHARES
                                COMMON STOCK

                       ------------------------------
                                 PROSPECTUS
                       ------------------------------

                                April 6, 2000

                             CIBC WORLD MARKETS
                             ROBERTSON STEPHENS
                           WARBURG DILLON READ LLC
                        ADAMS, HARKNESS & HILL, INC.
                               KBC SECURITIES

--------------------------------------------------------------------------------

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